UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
ANNUAL REPORT
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-5805

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:
THE JPMORGAN CHASE 401(k)
SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JPMORGAN CHASE & CO.
270 Park Avenue
New York, New York 10017

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of
The JPMorgan Chase 401(k) Savings Plan
New York, New York
We have audited the accompanying Statement of Net Assets Available for Benefits of The JPMorgan Chase 401(k) Savings Plan (the “Plan”) and the related Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2012 and 2011. These financial statements and supplemental schedules are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedules of (1) assets held at end of year as of December 31, 2012, (2) assets both acquired and disposed of within the plan year for the year ended December 31, 2012, and (3) reportable transactions for the year ended December 31, 2012, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio
June 26, 2013

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Statements of Net Assets Available For Benefits

As of December 31,	2012	2011
Assets
Investments, at fair value:
Common/collective trust funds	$6,249,854,275	$5,359,836,604
Equity securities	3,876,713,001	3,221,357,832
Synthetic guaranteed investment contracts	2,110,600,307	2,029,594,796
Registered investment companies (mutual funds)	1,626,711,082	1,434,311,003
Corporate debt securities	1,162,772,682	1,018,041,405
U.S. federal, state, local and non-U.S. government securities	893,719,742	704,120,765
Mortgage-backed securities	124,799,833	159,500,683
Derivative receivables	2,155,221	2,452,616
Other	6,455,356	24,176,582
Total investments, at fair value	16,053,781,499	13,953,392,286
Cash	—	996,368
Receivables:
Contributing employers’ contributions receivable	412,324,672	365,775,387
Notes receivable from participants	394,538,344	381,602,875
Due from brokers for investment securities sold	99,087,744	109,624,292
Participants’ contributions receivable	26,815,375	24,546,169
Dividends and interest receivable	15,958,997	14,438,653
Other receivables	2,344,573	5,067,435
Total assets	17,004,851,204	14,855,443,465

Liabilities
Payable for securities and interest purchased	283,610,708	385,938,427
Accrued expenses	3,304,366	1,811,003
Derivative payables	2,666,599	11,890,798
Cash overdraft	1,308,058	—
Other	67,945	372,168
Total liabilities	290,957,676	400,012,396
Net assets reflecting all investments at fair value	16,713,893,528	14,455,431,069
Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(52,497,941)	(23,255,960)
Net assets available for benefits	$16,661,395,587	$14,432,175,109
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31,	2012	2011
Additions
Contributions:
Participants	$789,173,600	$708,247,379
Employers	409,539,173	365,191,391
Rollovers	86,237,496	80,120,484
Total contributions	1,284,950,269	1,153,559,254
Investment activities:
Dividend income:
JPMorgan Chase & Co. common stock	71,065,100	50,892,414
Other	85,594,512	112,643,048
Interest income	64,630,114	69,762,531
Net appreciation/(depreciation) in fair value of investments	1,949,740,271	(848,400,207)
Increase/(decrease) in net assets available for benefits from investment activities	2,171,029,997	(615,102,214)
Interest income on notes receivable from participants	12,761,233	14,544,718
Other income	—	37,743,010
Total additions	3,468,741,499	590,744,768

Deductions
Benefits paid to participants	1,227,490,463	1,189,599,815
Administrative expenses	12,030,558	11,494,641
Total deductions	1,239,521,021	1,201,094,456
Net change during the year	2,229,220,478	(610,349,688)
Net assets available for benefits, beginning of year	14,432,175,109	15,042,524,797
Net assets available for benefits, end of year	$16,661,395,587	$14,432,175,109
The accompanying notes to financial statements are an integral part of these statements.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan
The JPMorgan Chase 401(k) Savings Plan (“Plan”) is a defined contribution plan sponsored by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank, N.A.”), a national banking association with branches in 23 states, and a wholly-owned subsidiary of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”). JPMorgan Chase is a leading global financial services firm and one of the largest banking institutions in the United States of America (“U.S.”), with operations worldwide. JPMorgan Chase Bank offers a wide range of banking services to its customers both in the U.S. and internationally, including investment banking, financials services for consumers and small business, commercial banking, financials transactions processing and asset management. Under the JPMorgan and Chase brands, JPMorgan Chase Bank serves millions of customers in the U.S. and many of the world's most prominent corporate, institutional and governmental clients.
The following is a general description of the Plan. Participants should refer to the Plan document for a more complete description of the Plan.
General
The Plan enables eligible employees of JPMorgan Chase and certain of its affiliated companies to fund an account, the value of which is to be applied for their benefit upon retirement or termination of employment. All amounts contributed to a Participant’s account under the Plan are held in a trust fund (“Trust Fund”).
The Plan is administered by the Plan Administrator who is appointed by the Board of Directors of JPMorgan Chase or JPMorgan Chase Bank, N.A. The Plan complies with the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is designed to comply with Section 404(c) of ERISA and the related regulations. As a result, the Plan’s fiduciaries may be released from liability for any losses that result from the Participant’s individual investment decisions.
Eligibility
Full-time employees are eligible to enroll in the Plan as of their first day of employment. Part-time employees are eligible to participate after completing 90 days of service. Effective July 1, 2011, newly hired and rehired eligible employees are automatically enrolled in the Plan at a 3% before-tax contribution rate unless they otherwise enroll themselves or opt out of the plan within their first 60 days of eligibility (effective January 1, 2013, the opt-out period changed from 60 days to 31 days). Further, for employees who are automatically enrolled, their contribution rate is automatically increased annually by 1% until they reach a before-tax contribution rate of 5%. Unless they make another investment election, their contributions are invested in the Plan's qualified default investment funds, the Target Date Funds.
Contributions
Participant Contributions
The Plan allows an eligible employee (a “Participant”) to defer on a pre-tax and/or Roth 401(k) basis through payroll deductions up to 50% (in 1% increments) of their eligible compensation per pay period subject to certain legal limitations (“Contributions”). Eligible compensation generally means base salary plus applicable job differential pay (i.e., shift pay). In certain situations, eligible compensation includes other cash earnings (e.g., commissions, draws, and overrides) paid under certain plans that provide compensation in lieu of base salary. Eligible compensation excludes overtime, bonuses, special pay, or any other additional compensation and is not reduced by pre-tax contributions under this Plan and under certain other plans. The maximum annual eligible compensation under the Plan may not exceed the applicable statutory limit. In addition, Participants who are age 50 or older are permitted to make additional Contributions known as “catch-up” contributions.
Employer Matching Contributions
Generally, except as discussed below, each contributing employer (“Contributing Employer”) makes an annual matching contribution (“Matching Contributions”) on behalf of each Participant who has completed one year of service in an amount equal to 100% of such Participant’s Contributions up to 5% of such Participant’s eligible compensation - provided that such Participant is employed at the Firm at the end of the calendar year. Participants whose annual total cash compensation is $250,000 or more are not eligible to receive Matching Contributions. The determination of annual total cash compensation is made each August 1 and applies for the next succeeding calendar year.
Matching Contributions are invested in the same manner as a Participant's Contributions.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Employer Discretionary Contributions
In December 2012 and 2011, JPMorgan Chase Bank, N.A., on behalf of each Contributing Employer, announced the granting of discretionary contributions to certain non-highly compensated employees. The contributions were allocated to the accounts of the eligible employees in January 2013 and 2012, respectively. The awards were immediately 100% vested and were invested in the same manner as the Participants' Contributions or, in the absence of such an election, the Target Date Funds which are the Plan's qualified default investment funds.
Rollover Contributions
The Plan accepts qualifying rollover contributions made by Participants in cash from qualified retirement plans of other employers, including: qualified traditional individual retirement accounts (“IRA”); contributory individual retirement accounts; and governmental plans. After-tax rollovers are not accepted by the Plan; however the Plan accepts Roth 401(k) rollovers.
Dividend Election
The JPMorgan Chase Common Stock Fund has been designated as a nonleveraged employee stock ownership plan. As such, a Participant may elect to have any dividends attributable to their vested balance paid to them on a quarterly basis rather than reinvested; the dividend payments are not subject to an early distribution tax penalty. If a Participant makes no election, the dividend income will automatically be reinvested in the Participant’s account in the JPMorgan Chase Common Stock Fund.
Vesting
A Participant’s Contributions are always 100% vested, including any associated investment performance (or “earnings”). Participants hired before May 1, 2009 were immediately 100% vested in the value of the Matching Contributions, including any associated investment performance. Matching Contributions for Participants hired on or after May 1, 2009, will become 100% vested after they have completed three years of service. Employer discretionary contributions, if any, vest according to the schedule communicated at the time they were announced.
Forfeited Accounts
Matching Contributions that are forfeited can be used to reduce a Contributing Employer’s future Matching Contributions and/or Plan expenses that would otherwise be paid directly by the Contributing Employer. During the years ended December 31, 2012 and 2011, $1,194,522 and $1,250,000, respectively, of forfeited nonvested accounts were used to reduce Contributing Employer’s Matching Contributions.
Distributions
Withdrawal of Contributions
The Plan allows a Participant to withdraw all or any portion of their vested account balance attributable to after-tax contributions or contributions rolled over from another qualified plan or IRA, if any. Certain individuals who participated in prior plans may also withdraw other types of nonforfeitable employer contributions, subject to certain restrictions.
Participants who have withdrawn all amounts permissible under the preceding paragraph may request to withdraw up to the remaining amount of their vested account balance only upon attaining age 59 1/2 or for reasons of financial hardship, provided, however, that earnings realized after December 31, 1988, on Contributions, Matching Contributions made between January 1, 2005, and December 31, 2009, and any discretionary contributions and certain other Contributions under prior plans are not available for hardship withdrawal.
Beginning in 2010, the Plan allows for in-plan Roth conversions whereby certain Plan Participants who are eligible to take an in-service withdrawal or distribution can convert certain non-Roth account balances in the Plan to Roth accounts.
Payment of Vested Benefits
A Participant who terminates employment may elect to receive the value of their vested benefit under the Plan. In the event of the death of a married Participant, fully vested benefits will be distributed to the Participant’s spouse or to another beneficiary if the spouse previously consented. An unmarried Participant may designate anyone as their beneficiary. If there is no spouse or living beneficiary on the date of the Participant’s death, the value of the vested benefit is distributed to the Participant’s estate.
A terminated Participant whose vested account balance under the Plan (including loans) is $1,000 or more may elect to: (1) receive a lump sum payment; (2) obtain a rollover payment to an IRA (traditional or Roth) or another employer’s qualified plan; (3) receive monthly, quarterly or annual installments over a period not exceeding their life expectancy, or (4) defer receipt of the distribution until April 1 of the year after they attain the age of 70 1/2. If no election is made, then the account distribution will be deferred, automatically, until the month after the Participant attains age 65.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

If a terminated Participant’s vested account balance does not exceed $1,000, the account balance, less any required income tax withholding, will be paid to the Participant in a single lump sum. However, the Participant may elect directly to roll over the distribution to an IRA (traditional or Roth) or another employer’s qualified plan without any required income tax withholding.
Notes receivable from Participants
The Plan permits Participants to borrow a portion of their vested account balance without paying income taxes or incurring income tax penalties. The minimum loan amount is $1,000. The maximum aggregate amount of all loans to any Participant under the Plan is the lesser of $50,000 (reduced by the highest loan balance outstanding during the 12-month period preceding the date of the new loan) or 50% of the vested value of their account balance. The interest rate on a loan is based on the prime rate in effect on the first business day of the month, and it is fixed for the duration of the loan. Generally, loans must be paid off within five years. If, however, the loan is for the purchase of a principal residence, the repayment period may be up to 15 years. The Plan limits Participants to two outstanding loans at any time. Loan principal and interest are paid through payroll deductions. Notes receivable from participants in the Statement of Net Assets Available for Benefits are measured at the principal amount outstanding.
Administrative Expenses
To the extent not paid in full or in part by the Contributing Employers, the trustee (“Trustee”) uses Plan assets to pay the expenses of the Plan, such as taxes (if any) incurred on the income or assets of the trust, brokerage commissions and other expenses associated with the purchase and sale of investments by the managers of the funds, investment management fees paid and other expenses directly attributable to the administration of the Plan.

2. Summary of Significant Accounting Policies
Basis of Presentation
The accounting and financial reporting policies of the Plan conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could be different from these estimates.
Investment Valuation
All investments are recorded at fair value. For information related to the Plan’s valuation methodologies for its investments, see Note 3 of these financial statements.
Fully Benefit-Responsive Investment Contracts
The Plan accounts for synthetic guaranteed investment contracts (“synthetic GICs”) at contract value. A synthetic GIC is an investment contract in which the Plan owns the underlying assets and purchases fully benefit-responsive wrapper contracts from independent third parties (“Issuers”), which provide market value and cash flow risk protection to the Plan.
Investment contracts held by a defined contribution plan are typically reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of the Plan that are attributable to fully benefit-responsive investment contracts. Contract value is used because that is the amount Participants would receive if they were to initiate permitted transactions under the terms of the Plan. The synthetic GIC is presented on the Statement of Net Assets Available for Benefits at the fair value of the investment contracts with an adjustment from fair value to contract value to arrive at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a basis that reflects income credited to Participants but not realized and unrealized gains and losses on the investment contracts.
Participant Withdrawals
Participant withdrawals are recorded when paid.
Differences between Financial Statements and Form 5500
The Plan calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value and cost of investments. Internal Revenue Service (“IRS”) Form 5500 calculates realized gains/(losses) and unrealized appreciation/(depreciation) as the difference between the fair value of investments at the end of the current year and the prior year.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan does not reflect as liabilities amounts allocated to the accounts of Participants who have elected to withdraw from the Plan but have not yet been paid. The Department of Labor, however, requires that these amounts be reported as a liability on Form 5500. Similarly, amounts allocated to withdrawals by Participants that have been processed and approved for payment prior to December 31, but are not yet paid as of that date are recorded on the Form 5500 as benefits paid. There were no reconciling items between the net assets available for benefits as disclosed in these financial statements and the Form 5500.
Foreign Currency Translation
The Plan revalues assets and liabilities denominated in foreign (i.e., non-U.S.) currencies into U.S. dollars using applicable exchange rates as of the date of the Statement of Net Assets Available for Benefits. Income and expenses denominated in foreign currencies are revalued at the exchange rates prevailing at the date of the transaction.
Accounting and Reporting Developments
Fair value measurement and disclosures
In May 2011, the Financial Accounting Standards Board ("FASB") issued guidance that amends the requirements for fair value measurement and disclosure. The guidance changes and clarifies certain existing requirements related to portfolios of financial instruments and valuation adjustments, requires additional disclosures for fair value measurements categorized in level 3 of the fair value hierarchy (including disclosure of the range of inputs used in certain valuations), and requires additional disclosures for certain financial instruments that are not carried at fair value. The guidance was effective for interim and annual periods beginning after December 15, 2011. The application of this guidance did not have a material effect on the Plan’s Statement of Net Assets Available for Benefits or Statement of Changes in Net Assets Available for Benefits.
Balance sheet netting
In December 2011, the FASB issued guidance that requires enhanced disclosures about certain financial assets and liabilities that are subject to enforceable master netting agreements or similar agreements, or that have otherwise been offset on the balance sheet under certain specific conditions that permit net presentation. In January 2013, the FASB clarified that the scope of this guidance is limited to derivatives, repurchase agreements, and securities borrowing and lending transactions. The guidance will become effective for annual reporting periods beginning on or after January 1, 2013. The application of this guidance will only affect the disclosure of these instruments and will have no impact on the Plan's Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

3. Fair Value Measurements
Determination of Fair Value
Following is a description of the Plan’s valuation methodologies for assets and liabilities measured at fair value. The Plan has an established and well-documented process for determining fair values. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on quoted market prices, where available. If listed prices or quotes are not available, fair value is based on models that primarily use, as inputs, market-based or independently sourced market parameters, including but not limited to yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect constraints on liquidity and unobservable parameters when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets or to reflect the cost of exiting larger-than-normal market-size risk positions. Liquidity adjustments are not taken for positions classified within level 1 (as defined below) of the fair value hierarchy.
The methods described above to estimate fair value may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
A three-level valuation hierarchy has been established under U.S. GAAP for disclosure of fair value measurements. The valuation hierarchy is based on the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

•
Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 — one or more inputs to the valuation methodology are unobservable and significant to the fair value measurement.
A financial instrument’s categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Assets and Liabilities
JPMorgan Chase & Co. and other equity securities
JPMorgan Chase & Co. common stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy. Other common and preferred stocks are valued at the closing price reported on the major stock exchange on which the individual securities are traded and are generally classified within level 1 of the valuation hierarchy. If quoted exchange prices are not available for the specific common stock, other independent pricing services or broker quotes are consulted for valuation purposes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. Other common and preferred stock that do not have quoted exchange prices are generally classified within level 2 of the valuation hierarchy.
Common/collective trust funds and registered investment companies (mutual funds)
These investments are public investment vehicles valued based on the calculated NAV of the fund. Where the funds produce a daily NAV that is validated by a sufficient level of observable activity (purchases and sales at NAV), the NAV is used to value the fund investment and it is classified in level 1 of the valuation hierarchy. Where adjustments to the NAV are required, for example, with respect to interests in funds subject to restrictions on redemption (such as lock-up periods or withdrawal limitations) and/or observable activity for the fund investment is limited, investments are classified within level 2 of the valuation hierarchy.
Corporate debt securities, and U.S. federal, state, local and non-U.S. government debt securities
The Plan estimates the value of debt instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided from independent pricing services. The Plan may also use pricing models or discounted cash flows. Such securities are generally classified within level 2 of the valuation hierarchy.
Mortgage-backed securities
Mortgage-backed securities (“MBS”) include both U.S. government agency and U.S. government-sponsored enterprise (collectively, “U.S. government agencies”) securities, and nonagency pass-through securities. U.S. government agency securities are valued based on quoted prices in active markets and are therefore classified in level 1 of the valuation hierarchy. Nonagency securities are primarily “AAA” rated residential and commercial MBS valued using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes and the relationships of recently evidenced market activity to the prices provided from independent pricing services. Such securities are generally classified within level 2 of the valuation hierarchy.
Synthetic guaranteed investment contracts
The fair value of synthetic GICs is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Such investments are generally classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of zero and $2.5 million, at December 31, 2012 and 2011, respectively. See Note 6 of these financial statements for further information on these contracts.
Derivatives
Exchange-traded derivatives valued using quoted prices are classified within level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of the Plan’s derivative positions are valued using either relevant broker quotes or models. Both methodologies use readily observable market parameters as their basis — that is, parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, simulation models or a combination of various models, which are consistently applied. Where derivative

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

products have been established for some time, the Plan uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit quality of the counterparty. Further, many of these models do not contain a high level of subjectivity, as the methodologies used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets, as is the case for “plain vanilla” interest rate swaps, option contracts and credit default swaps. Such instruments are generally classified within level 2 of the valuation hierarchy. See Note 7 of these financial statements for further information on derivative instruments.
Other
Other predominantly consists of securities purchased under resale agreements (“resale agreements”). To estimate the fair value of resale agreements, cash flows are evaluated taking into consideration any derivative features of the resale agreement and are then discounted using the appropriate market rates for the applicable maturity. As the inputs into the valuation are primarily based on readily observable pricing information, such resale agreements are classified within level 2 of the valuation hierarchy.
Investments measured at net asset value
The Plan uses the NAV to determine the fair value of multiple investments, including: (1) investments that have readily determinable fair values, which are classified in level 1 of the valuation hierarchy; and (2) investments for which the underlying investments (a) do not have a readily determinable fair value and (b) either have the attributes of an investment company or prepare their financial statements consistent with the measurement principles of an investment company, which are in level 2 of the valuation hierarchy. The fair values of investments valued at NAV at December 31, 2012 and 2011, respectively, were $10.0 billion and $8.8 billion, which were classified within the valuation hierarchy as follows: $2.0 billion and $1.9 billion in level 1 and $8.0 billion and $6.9 billion in level 2. These investments consist predominantly of investments in common/collective trust funds, registered investment companies (mutual funds) and synthetic GIC underlying investments.
The investment strategies for common/collective trust funds and registered investment companies (mutual funds) and the synthetic GIC underlying investments are varied, and they may invest directly and indirectly in a broad range of equities, debt and derivative investments with the objective of mirroring or exceeding the total return of certain market indices (e.g., S&P 500, Russell 1000, Barclays Capital Intermediate Aggregate Bond Index). Strategies may vary based on global macroeconomic views, expected directional movements in the financial markets, market capitalization (e.g., large, medium or small cap stocks), and other strategies. Certain of these investments are subject to restrictions on redemption; however certain of these investments may be sold based on the level of capital markets activity, market levels, the performance of the broader economy and investments-specific issues.
The Plan has no commitments to make additional investments in investments that are valued at NAV.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The following tables present the financial instruments carried at fair value as of December 31, 2012 and 2011 by major product category and fair value hierarchy.
Assets and liabilities measured at fair value on a recurring basis

December 31, 2012	Level 1	Level 2	Total fair value
Common/collective trust funds:
Large cap U.S. equity funds	$—	$3,312,773,991	$3,312,773,991
Large cap non-U.S. equity funds	—	1,152,500,097	1,152,500,097
U.S. fixed income funds	369,455,957	460,280,711	829,736,668
Small cap U.S. equity funds		600,908,858	600,908,858
Small cap non-U.S. equity funds		187,706,060	187,706,060
Real estate funds	—	101,344,127	101,344,127
Non-U.S. fixed income funds		60,368,706	60,368,706
Commodity funds	—	4,515,768	4,515,768
Total common/collective trust funds	369,455,957	5,880,398,318	6,249,854,275
Equity securities:
JPMorgan Chase & Co	2,724,222,820	—	2,724,222,820
Other banks and finance companies	169,869,134	—	169,869,134
Total banks and finance companies	2,894,091,954	—	2,894,091,954
Capital equipment	246,385,022	1,189,623	247,574,645
Consumer goods	185,840,046	1,838	185,841,884
Business services	124,756,399	—	124,756,399
Materials	92,113,355	—	92,113,355
Energy	83,238,984	—	83,238,984
Real estate	20,189,219	—	20,189,219
Other	228,906,556	5	228,906,561
Total equity securities	3,875,521,535	1,191,466	3,876,713,001
Synthetic guaranteed investment contracts	—	2,110,600,307	2,110,600,307
Registered investment companies (mutual funds):
U.S. fixed income funds	843,225,007	17,955,264	861,180,271
Large cap U.S. equity funds	420,319,926	—	420,319,926
Mid cap U.S. equity funds	345,210,885	—	345,210,885
Total registered investment companies (mutual funds)	1,608,755,818	17,955,264	1,626,711,082
Corporate debt securities	—	1,162,772,682	1,162,772,682
U.S. federal, state, local and non-U.S. government securities	—	893,719,742	893,719,742
Mortgage-backed securities	93,621,348	31,178,485	124,799,833
Derivative receivables	94,228	2,060,993	2,155,221
Other	—	6,455,356	6,455,356
Total assets measured at fair value(a)	$5,947,448,886	$10,106,332,613	$16,053,781,499
Derivative payables	$—	$2,666,599	$2,666,599
Total liabilities measured at fair value	$—	$2,666,599	$2,666,599

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Assets and liabilities measured at fair value on a recurring basis

December 31, 2011	Level 1	Level 2	Total fair value
Common/collective trust funds:
Large cap U.S. equity funds	$—	$2,838,408,439	$2,838,408,439
Large cap non-U.S. equity funds		915,633,134	915,633,134
U.S. fixed income funds	466,735,096	323,389,596	790,124,692
Small cap U.S. equity funds		527,746,031	527,746,031
Small cap non-U.S. equity funds	—	162,123,655	162,123,655
Real estate funds	—	78,678,849	78,678,849
Non-U.S. fixed income funds	—	44,349,149	44,349,149
Commodity funds	—	2,772,655	2,772,655
Total common/collective trust funds	466,735,096	4,893,101,508	5,359,836,604
Equity securities:
JPMorgan Chase & Co	2,266,844,552	—	2,266,844,552
Other banks and finance companies	108,770,547	—	108,770,547
Total banks and finance companies	2,375,615,099	—	2,375,615,099
Capital equipment	225,164,350	32	225,164,382
Consumer goods	157,272,653	1,838	157,274,491
Business services	132,807,832	—	132,807,832
Materials	73,089,863	—	73,089,863
Energy	86,715,645	—	86,715,645
Real estate	17,372,349	—	17,372,349
Other	152,966,912	351,259	153,318,171
Total equity securities	3,221,004,703	353,129	3,221,357,832
Synthetic guaranteed investment contracts	—	2,029,594,796	2,029,594,796
Registered investment companies (mutual funds):
U.S. fixed income funds	757,399,061	17,257,873	774,656,934
Large cap U.S. equity funds	358,886,228	—	358,886,228
Mid cap U.S. equity funds	300,767,841	—	300,767,841
Total registered investment companies (mutual funds)	1,417,053,130	17,257,873	1,434,311,003
Corporate debt securities	—	1,018,041,405	1,018,041,405
U.S. federal, state, local and non-U.S. government securities	—	704,120,765	704,120,765
Mortgage-backed securities	121,429,836	38,070,847	159,500,683
Derivative receivables	54,693	2,397,923	2,452,616
Other	—	24,176,582	24,176,582
Total assets measured at fair value(a)	$5,226,277,458	$8,727,114,828	$13,953,392,286
Derivative payables	$—	$11,890,798	$11,890,798
Total liabilities measured at fair value	$—	$11,890,798	$11,890,798

(a)	There were no significant transfers between levels 1 and 2.

4. Investment Program
The Plan’s net assets available for benefits at December 31, 2012 and 2011, are held in a Trust Fund administered by JPMorgan Chase Bank, N.A., as Trustee.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan announced in May 2011, that ten new funds, nine Target Date Funds and the Emerging Market Equity Index Fund, would be offered as investment options effective July 1, 2011. Each Target Date Fund is made up of a mix of underlying investments from multiple asset classes (stocks, bonds, and cash alternatives). Each Target Date fund's investment mix automatically adjusts over time to become more conservative, so as to mature automatically. The Plan further announced in May 2011, that the three lifestyle portfolios (Moderately Conservative Lifestyle Portfolio, Moderately Aggressive Lifestyle Portfolio, and Aggressive Lifestyle Portfolio) would no longer be offered as investment options in the Plan effective June 30, 2011, and any assets remaining in the lifestyle portfolios would be transferred to one of the nine new Target Date Funds based on participant's age and an assumed retirement at age 65. As of December 31, 2012, the 31 investment options consist of: nine Target Date Funds and 22 core investment funds, which consist of six fixed-income funds, eleven domestic equity funds, three international equity funds, one emerging market equity fund, and the JPMorgan Chase Common Stock Fund. The Plan announced in May 2013, that the Growth and Income Fund would no longer be offered as an investment option effective June 14, 2013, and any assets remaining in that fund would be transferred to the Large Cap Value Index Fund.
Fund transactions are processed on a daily basis and are recorded at an aggregate level within the Trust Fund. J.P. Morgan Retirement Plan Services, LLC, a wholly-owned subsidiary of JPMorgan Chase, is the record keeper for the Plan.
Participants may elect to change the allocation of their account balances and contributions in the investment funds on a daily basis. Participant requests for fund reallocations, transfers and distributions are processed on a daily basis using net asset values. Changes become effective on the same business day if the New York Stock Exchange is open and the request is made before 4 p.m. Eastern Time, or by the close of the New York Stock Exchange, whichever is earlier. Otherwise, the changes become effective on the next business day.
The Plan Administrator may place restrictions on investments in the funds and on daily transfers and reallocations among funds.

5. Investments
Investments that represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 and 2011, were as follows:

Description	2012	2011
JPMorgan Chase & Co. common stock	$2,724,222,820	$2,266,844,552
Blackrock Equity Index Fund	1,564,651,240	1,367,985,035
BGI/EAFE Index Fund	—	765,241,806
JPM/State Street Bank	—	722,359,143
During the years ended December 31, 2012 and 2011, the Plan’s investments generated net appreciation/(depreciation) as follows:

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

Description	2012	2011
Based on quoted market prices:
JPMorgan Chase & Co. and other equity securities	$879,599,653	$(666,933,276)
Registered investment companies	175,032,696	(58,771,888)
Derivative receivables (payables), net	1,588,916	5,352,920
Mortgage-backed securities	56,072	2,025,022
Other	10,259	78,319
Total based on quoted market prices	1,056,287,596	(718,248,903)
Based on estimated fair value:
Common/collective trust funds	812,663,030	(151,501,916)
Corporate debt securities	61,556,840	(7,483,405)
U.S. federal, state, local and non-U.S. government securities	16,451,371	48,722,533
Mortgage-backed securities	4,223,094	(1,198,458)
Registered investment companies	2,057,174	(688,041)
JPMorgan Chase & Co. and other equity securities	32,160	(292,899)
Derivative receivables (payables), net	(4,998,498)	(17,357,629)
Other	1,467,504	(351,489)
Total based on estimated fair value	893,452,675	(130,151,304)
Total net (depreciation)/appreciation	$1,949,740,271	$(848,400,207)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

6. Investments in Synthetic Guaranteed Investment Contracts
The Stable Value Fund invests in synthetic GICs, which are also known as wrapper contracts. A synthetic GIC is an investment contract issued by an insurance company or other financial institution that is backed by a portfolio of bonds or other fixed income securities (the “underlying assets”) that are separately owned by the Plan. The wrapper contract is designed to protect the contract value of these underlying assets. Under these contracts, realized and unrealized gains and losses on the underlying assets are not immediately recorded in the net assets of the Plan, but are amortized over the maturity or duration of the underlying assets, through adjustments to the future interest crediting rate. The issuer of the wrapper contract guarantees that all qualified participant withdrawals will take place at the contract value.
The Plan accounts for synthetic GICs at contract value. Contract value represents contributions made under the contract, plus earnings, less Participant withdrawals and administrative expenses. Participants may customarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Plan has not recognized any reserves to reflect the credit risk of the issuer of the synthetic GIC or otherwise. The fair value of the synthetic GIC at December 31, 2012 and 2011, was $2,110,600,307 and $2,029,594,796, respectively. The crediting rate, which tracks current market yields on a trailing basis, is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter. Crediting rates are reset in accordance with a formula contained in the contract that allows the contract value of the underlying assets to converge to market value over time; this assumes that the underlying assets continue to earn the current yield of the portfolio for a period of time equal to the portfolio’s current duration. The principal variables that affect the determination of the crediting rate are the current yield and duration of the assets underlying the wrapper contract, the existing difference between the market value of the underlying assets and contract value of the wrapper contract, and fees paid to the issuer of the wrapper contract. All of the Plan’s wrapper contracts have a 0% minimum crediting rate. The average yield and interest crediting rate of the synthetic GICs were 2.22% and 2.55% at December 31, 2012 and 2011, respectively.
The Plan’s wrapper contracts permit all allowable Participant-initiated transactions to occur at contract value. There are no events known to the Plan that are probable of occurring that would limit its ability to transact at contract value with the issuer of the wrapper contract nor with Participants. The wrapper contracts cannot be terminated by their issuer at a value other than contract value or prior to the scheduled maturity date, except under a limited number of very specific circumstances including termination of the Plan or loss of qualified status of the Plan, material misrepresentations by the Plan sponsor or investment manager, failure by these same parties to meet material obligations under the contract, or other similar types of events.
The following is a summary of the Plan’s investments related to fully benefit-responsive contracts:

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	Risk ratings(a)	Investments at fair value	Wrapper contracts at fair value	Adjustments to contract value	Total investment
Investments at December 31, 2012
Synthetic GICs
State Street Bank Bond Wrapper	AA	$751,577,314	$—	$(17,616,472)	$733,960,842
Prudential Bond Wrapper	AA	709,183,969	—	(17,838,265)	691,345,704
AIG Financial Products Bond Wrapper	AA	649,839,024	—	(17,043,204)	632,795,820
Total synthetic GICs		2,110,600,307	—	(52,497,941)	2,058,102,366
Other benefit-responsive contracts
State Street Bank Loan Wrapper	AA	78,388	—	—	78,388
JPM US Govt MM FD/Capital Shares	Not rated	173,215,838	—	—	173,215,838
Total other benefit-responsive contracts		173,294,226	—	—	173,294,226
Total		$2,283,894,533	$—	$(52,497,941)	$2,231,396,592
Investments at December 31, 2011
Synthetic GICs
Bank of America Bond Wrapper	AA	$681,437,012	$828,216	$(8,636,411)	$673,628,817
State Street Bank Bond Wrapper	AA	722,359,143	876,639	(9,153,737)	714,082,045
AIG Financial Products Bond Wrapper	AA	625,798,641	760,593	(7,931,260)	618,627,974
Total synthetic GICs		2,029,594,796	2,465,448	(25,721,408)	2,006,338,836
Other benefit-responsive contracts
State Street Bank Loan Wrapper	AA	136,011	—	—	136,011
JPM US Govt MM FD/Capital Shares	Not rated	174,962,488	—	—	174,962,488
Total other benefit-responsive contracts		175,098,499	—	—	175,098,499
Total		$2,204,693,295	$2,465,448	$(25,721,408)	$2,181,437,335

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally corresponds to ratings as defined by S&P.
The underlying assets associated with the other benefit-responsive contracts are held in notes receivable from participants (via the State Street Bank Bond Wrapper) and common/collective trust funds (via the JPM US Govt MM FD/Capital Shares) as reported in the Statement of Net Assets Available for Benefits.

7. Derivative Instruments
Derivative instruments enable end-users to modify or mitigate exposure to credit or market risks. Counterparties to a derivative contract seek to obtain risks and rewards similar to those that could be obtained from purchasing or selling a related cash instrument without having to exchange upfront the full purchase or sales price. The Plan uses derivatives to manage its own market risk exposures, primarily using interest rate, foreign exchange and credit derivative contracts.
Interest rate contracts are used to minimize fluctuations in net assets available for benefits that are caused by changes in interest rates. Fixed-rate assets and liabilities appreciate or depreciate in market value as interest rates change. Similarly, interest income increases or decreases as a result of variable-rate assets resetting to current market rates, and as a result of the repayment and subsequent origination of fixed-rate assets at current market rates. Gains or losses on the derivative instruments that are related to such assets are expected to substantially offset this variability. The Plan generally uses interest rate swaps, futures and forwards, and options, to manage the impact of interest rate fluctuations on the fair value of investments.
Foreign currency forward contracts represent agreements to exchange the currency of one country for the currency of another country at an agreed-upon price on an agreed-upon settlement date. The Plan uses foreign currency forward contracts to manage the foreign exchange risk associated with certain foreign currency—denominated (i.e., non-U.S. dollar) assets. As a result of fluctuations in foreign currencies, the U.S. dollar-equivalent values of the foreign currency-denominated assets increase or decrease. Gains or losses on the derivative instruments related to these foreign currency-denominated assets are expected to substantially offset this variability. The Plan may buy or sell foreign exchange forward contracts.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

The Plan primarily uses credit derivatives to obtain exposure to particular reference entities and to mitigate credit risk associated with its overall derivative receivables. For a further discussion of credit derivatives, see the discussion in the Credit derivatives section on pages 19–20 of this Note.
Accounting for derivatives
All derivatives are recorded on the Statement of Net Assets Available for Benefits at fair value, with all changes in fair value reflected in the Statement of Changes in Net Assets Available for Benefits.
Notional amount of derivative contracts
The following table summarizes the gross notional amount of derivative contracts outstanding as of December 31, 2012 and 2011, irrespective of any legally enforceable master netting agreements.

	Notional amounts(a)
December 31,	2012	2011
Interest rate contracts
Swaps	$207,875,940	$133,643,814
Written options	112,800,000	118,900,000
Futures and forwards	64,350,000	277,650,000
Purchased options	4,500,000	20,600,000
Total interest rate contracts	389,525,940	550,793,814
Credit derivatives	94,235,000	69,635,000
Foreign exchange contracts
Spot, futures and forwards	59,605,869	98,595,112
Total foreign exchange contracts	59,605,869	98,595,112
Equity contracts
Warrants	7,247	7,247
Total equity contracts	7,247	7,247
Total derivative notional amounts	$543,374,056	$719,031,173

(a)	Represents the sum of gross long and gross short third-party notional derivative contracts.
While the notional amounts disclosed above give an indication of the volume of the Plan’s derivative activities, the notional amounts significantly exceed, in the Plan’s view, the possible losses that could arise from such transactions. For most derivative transactions, the notional amount is not exchanged; it is used simply as a reference to calculate payments.
Impact of derivatives on the Statements of Net Assets Available for Benefits
The following table summarizes the gross fair values of derivative receivables and payables by contract type as of December 31, 2012 and 2011, respectively.

	Derivative receivables		Derivative payables
December 31,	2012	2011	2012	2011
Contract type
Interest rate	$1,573,711	$479,470	$1,470,847	$10,789,321
Credit	392,853	411,435	559,238	198,065
Equity	132,478	112,068	—	—
Foreign exchange	56,179	1,449,643	636,514	903,412
Gross fair value of derivative receivables and payables	$2,155,221	$2,452,616	$2,666,599	$11,890,798
Derivatives gains and losses
The following table presents derivatives, by contract type, and the gains/(losses) recorded on such derivatives for the years ended December 31, 2012 and 2011, respectively. All amounts are recorded in net appreciation/(depreciation) in fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

	Derivatives gains/(losses)
Year ended December 31,	2012	2011
Contract type
Interest rate	$(1,250,604)	$(13,511,434)
Credit	(1,110,325)	592,887
Equity	12,889	487,070
Foreign exchange	(1,061,542)	426,768
Total	$(3,409,582)	$(12,004,709)
Credit risk, liquidity risk and credit-related contingent features
In addition to the specific market risks introduced by each derivative contract type, derivatives expose the Plan to credit risk — the risk that derivative counterparties may fail to meet their payment obligations under the derivative contracts and the collateral, if any, held by the Plan proves to be of insufficient value to cover the payment obligation. It is the policy of the Plan to enter into legally enforceable master netting agreements as well as to actively pursue the use of collateral agreements to mitigate derivative counterparty credit risk. The amount of derivative receivables reported on the Statement of Net Assets Available for Benefits is the fair value of the derivative contracts irrespective of the effect of legally enforceable master netting agreements and cash collateral held by the Plan. These amounts represent the cost to the Plan to replace the contracts at then-current market rates should the counterparty default. However, in the Plan’s view, the appropriate measure of current credit risk should take into consideration the collateral held by the Plan.
While derivative receivables expose the Plan to credit risk, derivative payables expose the Plan to liquidity risk, as the derivative contracts may require the Plan to post cash or securities collateral with counterparties as the fair value of the contracts moves in the counterparties’ favor. Certain derivative contracts also provide for termination of the contract (e.g., generally as a result of a counterparty ratings downgrade or in the event sufficient collateral is not delivered as required) at the fair value of the derivative contracts. The aggregate fair value of net derivative payables that contain termination features was $2,666,599 and $11,890,798 as of December 31, 2012 and 2011, respectively. The Plan has received $1,293,000 and $2,245,142 of cash collateral as of December 31, 2012 and 2011, respectively, and it posted zero at December 31, 2012 and 2011, respectively.
Credit derivatives
Credit derivatives are financial instruments whose value is derived from the credit risk associated with the debt of a third-party issuer (the reference entity) and which allow one party (the protection purchaser) to transfer that risk to another party (the protection seller). Credit derivatives expose the protection purchaser to the creditworthiness of the protection seller, as the protection seller is required to make payments under the contract when the reference entity experiences a credit event, such as a bankruptcy, a failure to pay its obligation or a restructuring. The seller of credit protection receives a premium for providing protection but has the risk that the underlying instrument referenced in the contract will be subject to a credit event.
The Plan uses credit derivatives for two different purposes. First, it may sell derivatives to obtain exposure to particular reference entities or securities. The Plan’s exposure to a given reference entity may be offset partially, or entirely, with a contract to purchase protection from another counterparty on the same or similar reference entity. Second, the Plan may use credit derivatives to mitigate credit risk associated with its overall derivative receivables. In accomplishing the above, the Plan primarily enters into credit default swaps (“CDS”), which are credit derivative contracts between two counterparties that provides protection against a credit event on one or more referenced credits. Protected credit events are specified at the inception of a transaction. Credit derivatives may reference the credit of either a single reference entity (“single-name”) or a broad-based index.
The Plan purchases and sells protection on both single-name and index-reference obligations. Single-name CDS and index CDS contracts are OTC derivative contracts. Single-name CDS are used to manage the default risk of a single reference entity, while index CDS contracts are used to manage the credit risk associated with the broader credit markets or credit market segments. Like the S&P 500 and other market indices, a CDS index comprises a portfolio of CDS across many reference entities. New series of CDS indices are periodically established with a new underlying portfolio of reference entities to reflect changes in the credit markets. If one of the reference entities in the index experiences a credit event, then the reference entity that defaulted is removed from the index. CDS can also be referenced against specific portfolios of reference names or against customized exposure levels based on specific client demands: for example, to provide protection against the first $1 million of realized credit losses in a $10 million portfolio of exposure. Such structures are commonly known as tranche CDS.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

For both single-name CDS contracts and index CDS contracts, upon the occurrence of a credit event, under the terms of a CDS contract neither party to the CDS contract has recourse to the reference entity. The protection purchaser has recourse to the protection seller for the difference between the face value of the CDS contract and the fair value of the reference obligation at the time of settling the credit derivative contract, also known as the recovery value. The protection purchaser does not need to hold the debt instrument of the underlying reference entity in order to receive amounts due under the CDS contract when a credit event occurs.
The following tables present a summary of the notional amounts of the Plan’s credit derivatives that were sold and purchased as of December 31, 2012 and 2011. Upon a credit event, the Plan as a seller of protection would typically pay out only a percentage of the full notional amount of net protection sold, as the amount actually required to be paid on the contracts takes into account the recovery value of the reference obligation at the time of settlement. The Plan manages the credit risk on contracts to sell protection by purchasing protection with identical or similar underlying reference entities. The Plan does not use notional amounts as the primary measure of risk management for such derivatives, because the notional amount does not take into account the probability of the occurrence of a credit event, the recovery value of the reference obligation, or related cash instruments and economic hedges, each of which reduces, in the Plan's view, the risks associated with such derivatives.
Total credit derivatives

	Maximum payout/Notional amount
		Protection purchased with identical underlyings(a)	Net protection (sold)/purchased(b)
December 31, 2012	Protection sold
Credit derivatives
Credit default swaps	$14,150,000	$80,085,000	$65,935,000
Total credit derivatives	$14,150,000	$80,085,000	$65,935,000

	Maximum payout/Notional amount
		Protection purchased with identical underlyings(a)	Net protection (sold)/purchased(b)
December 31, 2011	Protection sold
Credit derivatives
Credit default swaps	$63,750,000	$5,885,000	$(57,865,000)
Total credit derivatives	$63,750,000	$5,885,000	$(57,865,000)

(a)	Represents the notional amount of purchased credit derivatives where the underlying reference instrument is identical to the reference instrument on which the Plan has sold credit protection.

(b)
Does not take into account the fair value of the reference obligation at the time of settlement, which would generally reduce the amount the seller of protection pays to the buyer of protection in determining settlement value.

The following tables summarize the notional and fair value amounts of credit derivatives as of December 31, 2012 and 2011, where the Plan is the seller of protection. The maturity profile is based on the remaining contractual maturity of the credit derivative contracts. The ratings profile is based on the rating of the reference entity on which the credit derivative contract is based. The ratings and maturity profile of protection purchased are comparable with the profile reflected below.
Protection sold – credit derivatives ratings/maturity profile

				Total notional amount
December 31, 2012	<1 year	1–5 years	>5 years		Fair value(b)
Risk rating of reference entity
Investment-grade (AAA to BBB-)(a)	$3,250,000	$10,900,000	$—	$14,150,000	$330,987

				Total notional amount
December 31, 2011	<1 year	1–5 years	>5 years		Fair value(b)
Risk rating of reference entity
Investment-grade (AAA to BBB-)(a)	$1,000,000	$62,750,000	$—	$63,750,000	$64,896

(a)	The ratings scale is based on JPMorgan Chase Bank, N.A.’s internal ratings, which generally correspond to ratings as defined by Standard & Poor's.

(b)	Amounts are shown on a gross basis before the benefit of legally enforceable master netting agreements and cash collateral held by the Plan.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

8. Transactions with Affiliated Parties
The following is a summary of transactions with parties affiliated with the Plan for the years ended December 31, 2012 and 2011:

	Aggregate cost of purchases	Aggregate proceeds from sales, redemptions and distributions to participants
Year ended December 31, 2012
JPM U.S. Government MM Fund/Capital Shares	$3,463,497,706	$3,560,776,853
JPMorgan Chase & Co. common stock	465,395,439	685,257,912
Core Bond Fund (managed by JPMorgan Investment Advisors)	65,271,647	39,209,497
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	40,481,061	33,007,509
Mid Cap Growth Fund	52,996,229	56,556,886
Short-Term Fixed Income Fund	1,278,509,201	1,273,042,979
Small Cap Core Fund	26,824,852	40,129,904
Stable Value Fund	492,503,899	442,549,354

Year ended December 31, 2011
JPM U.S. Government MM Fund/Capital Shares	$4,838,515,476	$4,749,272,033
JPMorgan Chase & Co. common stock	812,413,559	699,518,975
Core Bond Fund (managed by JPMorgan Investment Advisors)	69,814,922	52,716,771
Funds managed by JPMorgan Asset Management (USA) Inc.:
Growth and Income Fund	52,471,428	181,703,474
Mid Cap Growth Fund	84,851,629	136,199,770
Short-Term Fixed Income Fund	854,755,344	871,573,128
Small Cap Core Fund	31,017,040	142,005,289
Stable Value Fund	689,510,173	767,068,950

9. Tax Status and Federal Income Taxes
On July 1, 2004, the Plan received a favorable letter of determination from the IRS stating that it qualified under Section 401(a) of the Internal Revenue Code ("Code"), and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in accordance with the Code to maintain its qualified status. The Plan Administrator believes the Plan has operated in compliance with applicable requirements of the Code.
U.S. GAAP requires the management of the Plan to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The management of the Plan has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2012 and 2011, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. The management of the Plan believes that the Plan is no longer subject to income tax examinations for years prior to December 31, 2009.
In accordance with IRS procedures, a request was filed with the IRS for a new letter of determination that the Plan remains qualified under Section 401(a) of the Code. Nothing has come to the attention of the Plan Administrator that would preclude the issuance of such a letter.
Participants who are not currently receiving a distribution under the Plan do not pay any U.S. federal income tax on Contributing Employer contributions or income earned by the Trust. When a Participant, or his or her beneficiary or estate, receives a distribution under the Plan, the distribution is generally taxable. The tax treatment of any distribution from the Trust depends on individual circumstances.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

10. Net Assets Transferred From Other Plans
The Plan had no transfers in 2012 or 2011.

11. Commitments and Contingencies
The Plan accrues for a litigation-related liability when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. The Plan Administrator of the Plan evaluates its outstanding legal proceedings periodically to assess whether any litigation reserve is required, and makes adjustments to any such reserves, upwards or downwards, as appropriate, based on management's best judgment after consultation with counsel. While the outcome of litigation is inherently uncertain, the Trustee of the Plan believes, in light of all information known to it at December 31, 2012, that there is no outstanding litigation affecting the Plan that would require the establishment of a litigation reserve. There is no assurance that the Plan will not need to establish a reserve, or to adjust the amount of such a reserve, for a litigation-related liability in the future.

12. Risks and Uncertainties
The Plan’s investments include financial instruments which are exposed to various risks such as interest rate, market, credit and country risks. Due to the level of risk associated with certain financial instruments, it is at least reasonably possible that changes in the values of financial instruments will occur in the near term and such changes could materially affect the Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across 31 (as of December 31, 2012) investment fund elections. Additionally, the investments within each Fund are further diversified into various financial instruments, with the exception of the JPMorgan Chase Common Stock Fund, which invests predominantly in JPMorgan Chase & Co. common stock. The Plan’s exposure to credit risk from synthetic GICs is limited to the fair value of the contract with each counterparty.

13. Plan Termination
JPMorgan Chase reserves the right to amend, modify or terminate the Plan at any time. In the event of termination, the value of Participants’ accounts will be paid in accordance with the provisions of the Plan and the provisions of ERISA.

14. Subsequent Event
The Trustee of the Plan has performed an evaluation of events that have occurred subsequent to December 31, 2012, and through June 26, 2013 (the date these financial statements were available to be issued). There have been no material subsequent events that occurred during such period that would require disclosure or recognition in these financial statements, as of or for the year ended December 31, 2012.

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
COMMON/COLLECTIVE TRUST FUNDS:
	BGI EAFE INDEX FD	16,268,682 UNITS	$424,728,946	$472,605,201
	BLKRCK DEV'D REAL EST INDEX FD	7,067,233 UNITS	88,285,298	101,344,127
	BLKRCK DJ-UBS COMMDTY DAILY FD	533,148 UNITS	4,784,615	4,515,768
	BLKRCK EAFE EQUITY INDEX FD	14,637,365 UNITS	349,931,470	438,304,823
	BLKRCK EAFE SMALL CAP INDEX NL FD	3,030,885 UNITS	26,908,306	35,913,799
	BLKRCK EMERGING MARKETS	12,300,920 UNITS	231,439,329	241,590,073
	BLKRCK EQUITY INDEX FD	65,329,906 UNITS	1,130,159,341	1,564,651,240
	BLKRCK MSCI EAFE SM CAP EQ IDX FD	11,344,713 UNITS	131,106,016	151,792,261
	BLKRCK RUSSELL 1000 GROWTH FD	60,071,019 UNITS	476,177,067	670,993,280
	BLKRCK RUSSELL 1000 INDEX FD	41,461,318 UNITS	616,668,193	678,307,155
	BLKRCK RUSSELL 1000 VALUE FD	23,824,511 UNITS	296,782,280	398,822,316
	BLKRCK RUSSELL 2000 INDEX FD	25,397,669 UNITS	478,117,216	600,908,858
	BLKRCK US DEBT INDEX FD	15,386,356 UNITS	401,634,708	428,663,885
	BLKRCK US TIPS FD	1,549,085 UNITS	28,989,347	31,616,826
*	JPM LIQUIDITY FD	234 UNITS	234	234
*	JPM US GOVT MMKT FD/CAPL SH'S	369,455,722 UNITS	369,455,722	369,455,722
*	JPMAM EMBI GLOBAL FD	1,109,923 UNITS	50,214,733	60,368,706
	TRUST RECEIPT MISC INCOME	1 UNIT	—	1
	TOTAL COMMON/COLLECTIVE TRUST FUNDS		5,105,382,821	6,249,854,275
EQUITY SECURITIES:
	3M CO	41,300 SHARES	3,168,783	3,834,705
	ABERCROMBIE & FITCH CO	64,365 SHARES	3,375,865	3,087,589
	ACADIA HEALTHCARE CO	67,882 SHARES	869,571	1,583,687
	ACME PACKET INC	104,565 SHARES	4,761,849	2,312,978
	ACTIVISION BLIZZARD INC	448,682 SHARES	5,141,376	4,765,003
	ADECOAGRO	98,304 SHARES	1,124,550	833,618
	ADTRAN INC	18,060 SHARES	582,434	352,892
	AES CORP	170,600 SHARES	1,875,086	1,825,420
	AGCO CORP	12,143 SHARES	398,103	596,464
	AGILENT TECHNOLOGIES INC	49,743 SHARES	2,009,578	2,036,478
	AIR METHODS CORP	108,531 SHARES	1,639,544	4,003,709
	AKAMAI TECHNOLOGIES	125,500 SHARES	4,741,327	5,134,205
	AKZO NOBEL	113,006 SHARES	6,930,580	7,411,364
	ALLEGHENY TECHNOLOGIES INC	112,500 SHARES	5,384,380	3,415,500
	ALLIANCE DATA SYSTEM	22,020 SHARES	1,843,653	3,187,615
	ALLSTATE CORP	66,150 SHARES	2,065,264	2,657,245
	ALTERA CORP	111,500 SHARES	3,239,779	3,840,060
	AMARIN CORP	80,402 SHARES	950,333	650,452
	AMAZON COM INC	20,630 SHARES	4,160,212	5,181,018
	AMERICAN EXPRESS CO	88,740 SHARES	3,609,784	5,100,775
	AMERICAN TOWER CORP	211,430 SHARES	6,882,484	16,337,196
	AMERIPRISE FINANCIAL INC	23,000 SHARES	1,002,861	1,440,490
	AMETEK INC	79,842 SHARES	2,231,849	2,999,664
	AMGEN INC	27,650 SHARES	1,486,080	2,386,748
	ANADARKO PETROLEUM CORP	44,800 SHARES	3,214,995	3,329,088
	ANIXTER INT'L INC	17,923 SHARES	719,215	1,146,714
	APACHE CORP	14,500 SHARES	1,202,635	1,138,250
	APPLE INC	25,450 SHARES	6,151,350	13,565,613

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	ASBURY AUTOMOTIVE GRP INC	35,340 SHARES	866,412	1,131,940
	ASCENA RETAIL GROUP INC	65,927 SHARES	1,342,328	1,218,990
	ASTORIA FINANCIAL CORP	322,600 SHARES	6,733,370	3,019,536
	AT&T INC	147,900 SHARES	4,132,000	4,985,709
	ATMI INC	78,232 SHARES	1,673,436	1,633,484
	AUTODESK INC	99,700 SHARES	3,633,212	3,524,395
	AUTOZONE INC	8,335 SHARES	3,156,523	2,954,174
	AVIVA	554,796 SHARES	4,982,508	3,363,792
	AVON PRODUCTS INC	78,100 SHARES	2,020,227	1,121,516
	AXA	124,096 SHARES	3,051,536	2,184,169
	BAKER HUGHES INC	44,900 SHARES	2,611,541	1,833,716
	BALFOUR BEATTY	620,956 SHARES	3,013,476	2,762,629
	BANK OF AMERICA CORP	770,780 SHARES	12,474,115	8,941,048
	BANK OF THE OZARKS	33,408 SHARES	568,319	1,118,166
	BANK OF YOKOHAMA	208,000 SHARES	958,647	962,239
	BARCLAYS	738,450 SHARES	2,908,289	3,149,720
	BARD(C.R.) INC	44,900 SHARES	3,140,979	4,388,526
	BASF	15,769 SHARES	1,088,514	1,479,198
	BAYER	35,420 SHARES	2,097,828	3,357,100
	BG GROUP	183,882 SHARES	3,588,303	3,026,365
	BIOGEN IDEC INC	20,710 SHARES	2,902,677	3,037,536
	BIOMARIN PHARMACEUTICAL	72,963 SHARES	1,890,779	3,593,428
	BIO-REFERENCE LABS INC	88,483 SHARES	1,938,188	2,538,577
	BLOOMIN BRANDS INC	27,492 SHARES	380,259	429,975
	BMC SOFTWARE INC	50,180 SHARES	1,894,671	1,990,139
	BNP PARIBAS	55,977 SHARES	3,913,243	3,142,776
	BOEING CO	19,800 SHARES	1,400,788	1,492,128
	BONANZA CREEK ENERGY INC	39,776 SHARES	936,873	1,105,375
	BORG-WARNER INC	115,200 SHARES	3,815,829	8,250,624
	BOSTON PROPERTIES INC	55,800 SHARES	4,292,581	5,904,198
	BRITISH AMERICAN TOBACCO	107,570 SHARES	3,829,662	5,457,226
	BROADCOM CORP	60,900 SHARES	2,231,234	2,022,489
	BROOKLINE BANCORP	67,442 SHARES	603,191	573,257
	BRUKER CORP	58,038 SHARES	741,210	886,240
	CABLEVISION SYSTEMS CORP	61,300 SHARES	854,159	915,822
	CADENCE DESIGN SYSTEMS INC	183,845 SHARES	1,684,216	2,483,746
	CAMERON INT'L CORP	24,240 SHARES	1,265,304	1,368,590
	CANADIAN PACIFIC RAILWAYS	29,800 SHARES	1,743,640	3,028,276
	CAPITAL BANK FINANCIAL CORP	54,849 SHARES	992,046	936,272
	CARRIZO OIL & GAS INC	62,487 SHARES	1,836,003	1,307,228
	CASTLE(A.M.)& CO	78,176 SHARES	1,063,611	1,154,660
	CAVIUM INC	65,608 SHARES	1,929,796	2,047,626
	CBRE GROUP INC	283,923 SHARES	5,249,427	5,650,068
	CELANESE CORP	43,700 SHARES	1,749,515	1,945,961
	CENTENE CORP	49,428 SHARES	1,437,633	2,026,548
	CHATHAM LODGING TR	65,806 SHARES	1,225,742	1,012,096
	CHEESECAKE FACTORY	97,333 SHARES	2,717,309	3,184,736
	CHENIERE ENERGY	97,220 SHARES	1,479,323	1,825,792

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	CHEVRON CORP	55,850 SHARES	3,836,260	6,039,619
	CHICOS FAS INC	74,464 SHARES	1,379,355	1,374,605
	CHINA ENERGY SAVINGS TECH INC	400 SHARES	32	32
	CHINA MERCHANTS HLDNGS INTL	358,000 SHARES	1,081,954	1,147,784
	CINEMARK HOLDINGS INC	91,354 SHARES	1,853,182	2,373,377
	CISCO SYSTEMS INC	142,900 SHARES	2,478,656	2,807,985
	CITRIX SYSTEMS INC	31,456 SHARES	1,961,884	2,068,232
	CNOOC	1,656,000 SHARES	3,144,618	3,585,114
	COBALT INT'L ENERGY INC	65,295 SHARES	1,908,943	1,603,645
	COGENT COMM GROUP INC	25,445 SHARES	576,008	576,075
	COGNIZANT TECH SOLUTIONS CORP	44,510 SHARES	2,648,258	3,295,965
	COLONY FINANCIAL INC	22,379 SHARES	420,339	436,390
	COMCAST CORP	156,320 SHARES	4,292,036	5,843,242
	COMMVAULT SYSTEMS INC	22,883 SHARES	480,228	1,595,174
	COMPASS MINERALS INT'L INC	20,606 SHARES	1,566,627	1,539,474
	CONSOL ENERGY INC	48,300 SHARES	1,684,577	1,550,430
	CORPORATE EXECUTIVE BOARD CO	40,512 SHARES	1,100,010	1,922,700
	COVANCE INC	90,300 SHARES	4,645,430	5,216,631
	COVIDIEN	97,385 SHARES	4,208,982	5,623,010
	CREXUS INVESTMENT CORP	101,990 SHARES	1,190,590	1,249,377
	CSX CORP	353,300 SHARES	4,379,891	6,970,609
	CUMMINS INC	123,805 SHARES	4,858,515	13,414,272
	CVS CAREMARK CORP	55,505 SHARES	2,511,941	2,683,667
	CYBER-CARE INC	12,250 SHARES	1,838	1,838
	DAIMLER	75,283 SHARES	3,660,201	4,101,138
	DARDEN RESTAURANTS INC	112,000 SHARES	4,462,352	5,047,840
	DARLING INTL INC	36,346 SHARES	369,045	582,990
	DELL INC	215,100 SHARES	3,278,625	2,178,963
	DEUTSCHE BOERSE	53,435 SHARES	3,150,144	3,255,435
	DEUTSCHE POST	133,901 SHARES	2,613,567	2,930,482
	DOLLAR GENERAL CORP	44,880 SHARES	2,164,420	1,978,759
	DOUGLAS EMMETT INC	32,034 SHARES	544,270	746,392
	DR HORTON INC	506,970 SHARES	11,318,321	10,027,867
	DRESSER RAND GRP	42,458 SHARES	1,512,236	2,383,592
	DSW INC	17,982 SHARES	1,041,291	1,181,238
	DUNKIN BRANDS GROUP INC	103,410 SHARES	3,121,525	3,431,144
	EAGLE WORLDWIDE INC	3,950 SHARES	355	355
	EASTMAN CHEMICAL CO	135,700 SHARES	3,865,123	9,234,385
	EATON CORP	46,520 SHARES	1,615,489	2,521,384
	EATON VANCE CORP	232,173 SHARES	6,732,705	7,394,710
	EBAY INC	127,020 SHARES	3,561,910	6,480,560
	EDWARDS LIFESCIENCES CORP	39,035 SHARES	3,214,703	3,519,786
	EMC CORP	99,100 SHARES	1,949,679	2,507,230
	EMERSON ELECTRIC CO	25,600 SHARES	1,292,350	1,355,776
	ENAGAS	130,338 SHARES	2,486,801	2,773,459
	ENSCO PLC	12,545 SHARES	641,099	743,668
	ENTERGY CORP	40,800 SHARES	2,944,736	2,601,000
	EQT CORP	28,200 SHARES	1,262,752	1,663,236

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	EVERCORE PARTNERS INC	62,767 SHARES	1,915,404	1,894,936
	EXACTTARGET INC	63,701 SHARES	1,205,030	1,274,020
	EXELIS INC	75,391 SHARES	790,237	849,657
	EXELON CORP	77,400 SHARES	3,272,110	2,301,876
	EXPRESS INC	115,634 SHARES	2,204,052	1,744,917
	EXPRESS SCRIPTS HLDG CO	237,224 SHARES	6,203,772	12,810,096
	EXXON MOBIL CORP	65,050 SHARES	4,252,385	5,630,077
	FACEBOOK INC	128,435 SHARES	2,931,494	3,420,224
	FAMILY DOLLAR STORES INC	48,030 SHARES	3,213,164	3,045,582
	FANUC CORP	11,600 SHARES	1,878,066	2,135,801
	FIFTH THIRD BANCORP	118,900 SHARES	2,174,272	1,806,091
	FINISAR CORP	80,579 SHARES	1,729,876	1,313,438
	FIRST POTOMAC REALTY TR	127,406 SHARES	2,000,602	1,574,738
	FIRSTMERIT CORP	58,257 SHARES	935,493	826,667
	FLEXTRONICS INT'L	688,600 SHARES	4,935,873	4,276,206
	FLUIDIGM CORP	69,475 SHARES	994,940	994,187
	FLUSHING FINANCIAL CORP	72,338 SHARES	898,634	1,109,665
	FORUM ENERGY TECHN INC	24,633 SHARES	544,888	609,667
	FTI CONSULTING INC	36,672 SHARES	1,408,015	1,210,176
	GATX CORP	109,400 SHARES	4,462,876	4,737,020
	GENERAL ELECTRIC CO	207,900 SHARES	6,022,970	4,363,821
	GENERAL MOTORS CO	119,938 SHARES	3,567,237	3,457,813
	GENESEE & WYOMING INC	21,995 SHARES	846,694	1,673,380
	GENMARK DIAGNOSTICS INC	130,854 SHARES	580,261	1,177,686
	GILEAD SCIENCES INC	66,985 SHARES	2,875,636	4,920,048
	GIVAUDAN	4,059 SHARES	3,553,798	4,270,298
	GLACIER BANCORP	12,702 SHARES	171,360	186,846
	GLOBAL PAYMENTS INC	138,342 SHARES	6,033,192	6,266,893
	GOLDMAN SACHS GROUP INC	16,150 SHARES	1,877,145	2,060,094
	GOOGLE INC	9,655 SHARES	6,293,020	6,848,967
	GREAT LAKES DRDG & DCK CORP	156,712 SHARES	1,043,771	1,399,438
	GREEN MTN COFFEE RSTRS INC	164,055 SHARES	6,491,325	6,785,315
	HAIN CELESTIAL GROUP INC	16,394 SHARES	970,322	888,883
	HARLEY DAVIDSON	56,985 SHARES	2,269,861	2,783,147
	HARRIS TEETER SPRMRKTS INC	60,835 SHARES	1,922,195	2,345,798
	HARSCO CORP	147,900 SHARES	5,080,178	3,475,650
	HEARTLAND EXPRESS INC	219,676 SHARES	3,381,552	2,871,165
	HECLA MINING CO	147,808 SHARES	1,092,756	861,721
	HELIX ENERGY SOLUTIONS GRP INC	235,700 SHARES	5,919,064	4,864,848
	HERSHA HOSPITALITY TR	290,976 SHARES	1,762,124	1,454,880
	HESS CORP	36,700 SHARES	1,757,911	1,943,632
	HITTITE MICROWAVE CORP	36,033 SHARES	1,544,278	2,237,649
	HOLOGIC INC	166,410 SHARES	3,385,160	3,333,192
	HONEYWELL INT'L INC	33,150 SHARES	1,083,596	2,104,030
	HSBC HLDGS	544,700 SHARES	5,996,272	5,713,452
	HUB GROUP INC	24,878 SHARES	697,806	835,901
	HUNT(J.B.)TRANSPORT SRVCS INC	38,515 SHARES	1,759,240	2,299,731
	HURON CONSULTING GROUP INC	40,162 SHARES	1,252,436	1,353,058

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	IDEX CORP	40,407 SHARES	1,454,522	1,880,138
	IGNITE RESTAURANT GROUP INC	10,861 SHARES	152,054	141,193
	IHS INC	23,045 SHARES	2,235,977	2,212,320
	ILLINOIS TOOL WORKS INC	28,750 SHARES	1,353,232	1,748,287
	INGERSOLL-RAND	31,600 SHARES	935,176	1,515,536
	INSULET CORP	93,279 SHARES	1,594,131	1,979,380
	INTEGRYS ENERGY GROUP INC	78,900 SHARES	3,801,226	4,120,158
	INTERCONTINENTAL EXCHNG INC	57,300 SHARES	3,724,045	7,094,313
	INT'L BUS MACH CORP	7,500 SHARES	739,611	1,436,625
	INT'L GAME TECH	218,100 SHARES	5,016,730	3,090,477
	INT'L PAPER CO	87,000 SHARES	2,715,727	3,466,080
	INT'L RECTIFIER CORP	266,129 SHARES	6,560,339	4,718,467
	INTREPID POTASH INC	41,160 SHARES	1,134,322	876,296
	INTUIT INC	147,700 SHARES	5,427,884	8,788,150
	INVESCO LTD	67,700 SHARES	1,476,301	1,766,293
	JEFFERIES GROUP INC	338,433 SHARES	6,968,329	6,284,701
	JGC CORP	164,000 SHARES	3,149,416	5,075,626
	JOHNSON & JOHNSON	88,620 SHARES	5,672,100	6,212,262
	JOY GLOBAL INC	106,900 SHARES	6,044,286	6,818,082
*	JPMORGAN CHASE & CO	61,956,398 SHARES	2,349,935,036	2,724,222,820
	JUNIPER NETWORKS	141,575 SHARES	3,838,332	2,784,780
	KANSAS CITY SOUTHERN	19,205 SHARES	1,483,892	1,603,233
	KDDI CORPORATION	67,300 SHARES	4,197,722	4,740,149
	KELLOGG CO	34,350 SHARES	1,724,971	1,918,447
	KEYCORP	691,200 SHARES	5,251,353	5,819,904
	KOHLS CORP	63,900 SHARES	3,066,161	2,746,422
	KORN-FERRY INT'L	71,507 SHARES	1,320,157	1,134,101
	KYTHERA BIOPHARMCTCLS INC	2,849 SHARES	54,520	86,439
	L INT'L COMPUTERS INC	21,600 SHARES	2	2
	LAREDO PETROLEUM HLDGS INC	34,141 SHARES	722,781	620,001
	LATTICE SEMICONDUCTOR CORP	100,860 SHARES	649,521	402,431
	LEGRAND PROMESSE	109,858 SHARES	4,230,158	4,616,672
	LENNAR CORP	38,070 SHARES	940,714	1,472,167
	LIBERTY MEDIA CORP	5,600 SHARES	310,573	649,656
	LIFEPOINT HOSPITALS INC	40,939 SHARES	1,426,181	1,545,447
	LINDE	31,635 SHARES	4,133,156	5,505,401
	LINKEDIN CORP	10,035 SHARES	1,064,208	1,152,219
	LOCKHEED MARTIN CORP	11,750 SHARES	875,432	1,084,407
	LORILLARD INC	18,030 SHARES	2,386,973	2,103,560
	LOWES COMPANIES INC	257,740 SHARES	6,420,536	9,154,925
	LUMOS NETWORKS CORP	47,622 SHARES	625,501	477,172
	MADISON SQUARE GARDEN CO/	15,650 SHARES	279,469	694,077
	MAP PHARMACEUTICALS INC	156,940 SHARES	2,333,961	2,465,527
	MARSH & MCLENNAN COS INC	107,500 SHARES	3,159,713	3,705,525
	MASCO CORP	264,000 SHARES	5,434,643	4,398,240
	MASTERCARD INC	7,860 SHARES	2,913,059	3,861,461
	MATTEL INC	272,000 SHARES	5,696,961	9,960,640
	MATTRESS FIRM HLDG CORP	74,921 SHARES	2,404,382	1,837,812

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	MEDNAX INC	67,300 SHARES	4,813,354	5,351,696
	MERCK & CO INC	169,830 SHARES	5,944,715	6,952,840
	METLIFE INC	42,350 SHARES	1,680,559	1,395,009
	MFA FINANCIAL INC	340,724 SHARES	2,520,884	2,763,272
	MICHAEL KORS HLDGS LTD	12,930 SHARES	675,803	659,818
	MICHAEL PAGE INT'L	293,067 SHARES	1,354,143	1,881,703
	MICROSOFT CORP	167,000 SHARES	4,311,549	4,463,910
	MILLENNIAL MEDIA INC	48,698 SHARES	689,077	610,186
	MOBILE MINI	103,875 SHARES	2,218,363	2,163,716
	MONSANTO CO	47,400 SHARES	3,150,213	4,486,410
	MOOG INC	40,864 SHARES	1,489,545	1,676,650
	MORGAN STANLEY	229,100 SHARES	5,612,713	4,380,392
	MOTORS LIQUIDATION CO	765 SHARES	16,218	16,218
	MUNCHENER RUCKVERSCHRNGS	17,716 SHARES	2,477,892	3,176,521
	MURPHY OIL CORP	101,200 SHARES	6,104,068	6,026,460
	MWI VETERINARY SUPPLY INC	21,362 SHARES	764,848	2,349,820
	NABORS INDUSTRIES	308,300 SHARES	5,716,100	4,454,935
	NATIONAL OILWELL VARCO INC	23,955 SHARES	1,277,063	1,637,324
	NETAPP INC	60,185 SHARES	1,964,573	2,019,207
	NETGEAR INC	59,472 SHARES	1,196,852	2,344,386
	NEWFIELD EXPLORATION CO	217,100 SHARES	10,982,388	5,813,938
	NEWS CORP	179,690 SHARES	2,698,318	4,589,283
	NORFOLK SOUTHERN CORP	41,365 SHARES	2,770,372	2,558,012
	NORTHERN TRUST CORP	81,000 SHARES	5,095,192	4,062,960
	NOVARTIS	91,186 SHARES	4,634,322	5,723,096
	NOWAUTO INC	12,999 SHARES	1	1
	NRG ENERGY INC	130,600 SHARES	2,587,589	3,002,494
	NTELOS HLDGS CORP	66,306 SHARES	1,621,747	869,272
	NUCOR CORP	23,300 SHARES	992,315	1,006,094
	OMNOVA SOLUTIONS INC	113,152 SHARES	821,751	793,196
	ONEOK INC	169,000 SHARES	4,297,970	7,224,750
	ORACLE CORP	239,440 SHARES	5,873,381	7,978,141
	ORBCOMM INC	198,980 SHARES	1,342,842	780,002
	PACIRA PHARMACEUTICALS INC	46,445 SHARES	736,697	811,394
	PEBBLEBROOK HOTEL TR	57,717 SHARES	1,329,557	1,333,263
	PEPSICO INC	98,555 SHARES	6,702,134	6,744,119
	PETROFAC	178,799 SHARES	4,305,536	4,717,051
	PFIZER INC	239,000 SHARES	4,617,561	5,994,120
	PHILLIPS VAN HEUSEN CORP	20,900 SHARES	2,089,828	2,320,109
	PIER 1 IMPORTS INC	135,377 SHARES	2,406,670	2,707,540
	PINNACLE ENTERTAINMENT INC	158,206 SHARES	1,775,295	2,504,401
	PNC FINANCIAL SERVICES GRP	25,600 SHARES	1,463,186	1,492,736
	POLYPORE INT'L INC	33,890 SHARES	1,215,729	1,575,885
	POSTNL	538,382 SHARES	4,751,347	2,071,205
	POWER INTEGRATIONS INC	80,657 SHARES	2,501,720	2,710,882
	PRICELINE.COM INC	5,160 SHARES	2,727,774	3,205,392
	PROCTER & GAMBLE CO	55,100 SHARES	3,255,399	3,740,739
	PROGRESSIVE CORP	264,900 SHARES	4,565,004	5,589,390

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	PROSPERITY BANCSHARES INC	69,885 SHARES	2,669,693	2,935,170
	PROTECTIVE LIFE CORP	264,787 SHARES	6,752,109	7,567,612
	PS BUSINESS PARKS INC	14,652 SHARES	975,184	952,087
	PULTE GROUP INC	557,262 SHARES	8,341,027	10,119,878
	QLIK TECHNOLOGIES INC	50,374 SHARES	1,076,808	1,094,123
	QUALCOMM INC	49,255 SHARES	2,452,360	3,054,795
	RALPH LAUREN CORP	3,725 SHARES	356,811	558,452
	RAYMOND JAMES FINCL INC	150,400 SHARES	4,028,877	5,794,912
	RAYTHEON CO	34,350 SHARES	1,533,620	1,977,186
	RBC BEARINGS INC	72,671 SHARES	2,076,637	3,638,637
	RED ELECTRICA CORP	15,056 SHARES	610,803	740,399
	REED ELSEVIER	507,496 SHARES	6,958,833	7,483,690
	REGENERON PHRMCTCLS INC	7,800 SHARES	1,210,639	1,334,346
	REINS GROUP OF AMERICA	84,500 SHARES	4,847,368	4,522,440
	RELIANCE STEEL & ALUMINIUM	26,799 SHARES	1,279,631	1,664,218
	REXAM	436,622 SHARES	2,125,590	3,094,419
	RIO TINTO	57,575 SHARES	2,603,567	3,286,348
	ROCHE HLDG AG GENUSSCHEINE	20,221 SHARES	2,810,792	4,064,745
	ROCK-TENN CO	155 SHARES	10,836	10,836
	ROCKWELL AUTOMATION INC	3,630 SHARES	269,963	304,884
	ROLLS-ROYCE HLDGS PLC	261,200 SHARES	2,223,308	3,708,712
	ROSETTA RESOURCES INC	89,485 SHARES	3,567,460	4,059,040
	ROYAL DUTCH SHELL	37,900 SHARES	2,355,638	2,613,205
	RYANAIR HLDGS	70,500 SHARES	1,904,674	2,416,740
	SAFRAN	27,505 SHARES	1,157,431	1,189,591
	SAGENT PHARMACEUTICALS INC	33,220 SHARES	741,692	534,510
	SALESFORCE.COM INC	15,860 SHARES	2,321,569	2,666,066
	SANKYO CO	23,279 SHARES	1,205,429	922,114
	SANOFI	62,851 SHARES	4,837,292	5,915,572
	SAP	43,732 SHARES	2,321,818	3,499,159
	SBA COMM	33,087 SHARES	801,954	2,349,839
	SCHLUMBERGER	29,085 SHARES	1,558,680	2,015,300
	SCHWAB(CHARLES)CORP	107,600 SHARES	1,326,256	1,545,136
	SCOTTS MIRACLE-GRO CO	86,300 SHARES	3,995,672	3,801,515
	SEALED AIR CORP	270,100 SHARES	5,019,768	4,729,451
	SEMBCORP INDUSTRIES	384,000 SHARES	1,520,426	1,650,430
	SEMBCORP MARINE	706,000 SHARES	2,872,951	2,658,698
	SERVICENOW INC	46,330 SHARES	1,347,809	1,391,290
	SERVICESOURCE INTL	102,098 SHARES	1,481,731	597,273
	SHIN-ETSU CHEMICAL CO	43,600 SHARES	2,193,368	2,637,229
	SIEMENS	35,315 SHARES	3,758,628	3,827,174
	SIGNATURE BANK	27,294 SHARES	1,826,867	1,947,154
	SINGAPORE AIRLINES	341,000 SHARES	2,903,170	3,001,023
	SIRIUS XM RADIO INC	1,190,250 SHARES	2,272,354	3,439,822
	SKANDINAVISKA ENSKILDA BNKN	286,469 SHARES	1,834,945	2,432,947
	SLM CORP	90,950 SHARES	998,258	1,557,973
	SMURFIT KAPPA GROUP	179,332 SHARES	3,518,413	2,127,882
	SNAM	534,204 SHARES	2,529,382	2,474,891

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	SNAP-ON INC	81,900 SHARES	2,934,141	6,469,281
	SOLARWINDS INC	31,333 SHARES	848,513	1,643,416
	SONY FINANCIAL HOLDINGS INC	216,100 SHARES	3,688,794	3,848,887
	SOUTHWEST AIRLINES CO	344,200 SHARES	3,633,819	3,524,608
	SPECTRA ENERGY CORP	92,700 SHARES	1,759,476	2,538,126
	SPLUNK INC	23,385 SHARES	739,128	678,633
	ST JOE CO	58,100 SHARES	1,675,737	1,340,948
	STANCORP FINANCIAL GROUP	37,596 SHARES	1,544,724	1,378,645
	STARWD HTLS WRLD PAIRED CERT	44,510 SHARES	2,384,332	2,553,094
	SUNTRUST BANKS INC	11,000 SHARES	264,825	311,850
	SYMETRA FINANCIAL CORP	196,937 SHARES	2,458,122	2,556,242
	SYNOPSYS INC	185,900 SHARES	4,328,579	5,919,056
	TARGA RESOURCES CORP	46,029 SHARES	2,148,011	2,432,172
	TE CONNECTIVITY LTD	39,300 SHARES	1,188,413	1,458,816
	TEAM HEALTH HLDGS INC	20,308 SHARES	508,391	584,261
	TECHNIP	33,661 SHARES	2,146,503	3,853,843
	TECNICAS REUNIDAS	68,140 SHARES	3,602,724	3,151,888
	TELEDYNE TECHNOLOGIES INC	34,742 SHARES	1,489,305	2,260,662
	TESCO	1,086,442 SHARES	6,004,002	5,933,799
	TEXAS INSTRUMENTS INC	39,500 SHARES	1,109,877	1,222,130
	TEXAS ROADHOUSE	93,773 SHARES	1,349,411	1,575,386
	THERMO FISHER SCIENTIFIC INC	39,900 SHARES	1,907,687	2,544,822
	THOMAS PROPERTIES GRP INC	75,245 SHARES	458,840	407,075
	TIBCO SOFTWARE INC	23,055 SHARES	473,949	507,441
	TIME WARNER CABLE INC	45,450 SHARES	2,453,496	4,417,285
	TIME WARNER INC	139,610 SHARES	5,332,674	6,677,546
	TJX COS INC	283,800 SHARES	3,934,817	12,047,310
	TOKYO ELECTRON	47,300 SHARES	1,974,985	2,152,611
	TOTAL S.A. EUR	88,517 SHARES	4,436,472	4,552,499
	TOYOTA MOTOR CORP	144,300 SHARES	5,578,722	6,683,878
	TW TELECOM INC	154,644 SHARES	2,940,073	3,938,783
	UBS	287,899 SHARES	4,627,071	4,488,249
	UNION PACIFIC CORP	32,600 SHARES	1,720,127	4,098,472
	UNITED NATURAL FOODS INC	28,820 SHARES	885,489	1,544,464
	UNITED TECHNOLOGIES CORP	41,800 SHARES	3,242,902	3,428,018
	UNITEDHEALTH GROUP INC	36,905 SHARES	1,850,333	2,001,727
	URS CORP	107,600 SHARES	3,659,273	4,224,376
	US BANCORP DELAWARE	154,200 SHARES	3,403,870	4,925,148
	VAIL RESORTS INC	51,799 SHARES	2,041,685	2,801,808
	VALIDUS HOLDING LTD	52,442 SHARES	1,506,322	1,813,444
	VALSPAR CORP	172,800 SHARES	4,637,210	10,782,720
	VERA BRADLEY INC	54,982 SHARES	1,797,556	1,380,048
	VISA INC	22,000 SHARES	2,880,501	3,334,760
	VITACOST.COM INC	116,351 SHARES	958,239	788,860
	VMWARE INC	4,915 SHARES	406,936	462,698
	VODAFONE GROUP	1,602,214 SHARES	4,026,744	4,022,494
	VULCAN MATERIALS CO	35,000 SHARES	1,494,149	1,821,750
	WADDELL & REED FINCL	57,166 SHARES	1,922,702	1,990,520

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
EQUITY SECURITIES (CONTINUED):
	WAL-MART STORES INC	39,105 SHARES	2,247,739	2,668,134
	WALT DISNEY(HLDG)CO	78,855 SHARES	3,258,980	3,926,190
	WARNACO GROUP INC	23,580 SHARES	1,119,342	1,687,621
	WATCHIT TECHNOLOGIES INC	50,397 SHARES	5	5
	WELLS FARGO & CO	78,200 SHARES	2,141,370	2,672,876
	WESTERN UNION CO	98,600 SHARES	1,435,933	1,341,946
	WEX INC	46,936 SHARES	1,923,265	3,537,566
	WEYERHAEUSER CO	99,300 SHARES	2,180,768	2,762,526
	WHITE MOUNTAINS INS GROUP	7,829 SHARES	2,625,218	4,031,935
	WHITING PETROLEUM CORP	99,900 SHARES	5,745,036	4,332,663
	WINTRUST FINANCIAL CORP	62,688 SHARES	2,326,580	2,300,650
	WOODWARD INC	42,675 SHARES	1,461,823	1,627,198
	WW OIL AND GAS INC	284 SHARES	2	2
	XILINX INC	207,100 SHARES	6,156,742	7,434,890
	XL GROUP PLC	81,050 SHARES	1,723,084	2,031,113
	YUE YUEN INDUSTRIAL HLDGS	978,500 SHARES	2,027,337	3,269,725
	YUM BRANDS INC	31,625 SHARES	2,130,387	2,099,900
	ZURICH INS GROUP LTD	14,145 SHARES	2,980,511	3,761,286
	TOTAL EQUITY SECURITIES		3,341,407,685	3,876,713,001
SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
*	JPMAM/AIG	0.00% 12/31/2049 632,795,820	632,795,820	649,839,024
*	JPMAM/STATE STREET BANK	# 01-001/10051-5 733,960,842	733,960,842	751,577,314
*	JPMAM/PRUD'L WRAP CONTRACT	# 63060 691,345,704	691,345,704	709,183,969
	TOTAL GUARANTEED INVESTMENT CONTRACTS		2,058,102,366	2,110,600,307
REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS):
*	JPM US EQUITY FDS	26,857,503 UNITS	414,265,816	420,319,926
*	JPM TR I SMALL CAP CORE FD	9,899,051 UNITS	380,264,353	406,257,065
*	JPM MID CAP GROWTH FD	15,908,336 UNITS	279,404,878	345,210,885
*	JPM TR II CORE BD FD	36,202,812 UNITS	402,123,811	436,967,942
	PIMCO FDS PAC INVT MGMT	1,549,203 UNITS	16,125,024	17,955,264
	TOTAL REGISTERED INVESTMENT COMPANIES (MUTUAL FUNDS)		1,492,183,882	1,626,711,082
CORPORATE DEBT SECURITIES:
	313 GRP INC	6.375% 01/DEC/2019 4,367,000	4,367,000	4,328,789
	313 GRP INC	8.75% 01/DEC/2020 1,281,000	1,281,000	1,258,583
	99 CENT STUFF INC	11.00% 15/DEC/2019 553,000	553,120	630,420
	ABBOT LAB'S CORP	0.12% 03/JAN/2013 8,000,000	7,999,960	7,999,966
	ACCESS MIDSTREAM PARTNERS LP	4.875% 15/MAY/2023 1,903,000	1,911,248	1,931,545
	ACTUANT CORP	5.625% 15/JUN/2022 632,000	632,000	654,120
	ADS TACTICAL INC	11.00% 01/APR/2018 2,368,000	2,624,040	2,415,360
	AEP TEXAS TRANS II	4.98% 01/JUL/2015 3,013,999	3,038,880	3,021,335
	AES CORP	8.00% 01/JUN/2020 200,000	177,000	230,000
	AES CORP	7.75% 01/MAR/2014 105,000	97,650	111,825
	AES CORP	8.00% 15/OCT/2017 1,049,000	981,768	1,211,595
	AES CORP	7.75% 15/OCT/2015 580,000	533,600	651,050
	AES CORP	8.00% 01/JUN/2020 1,420,000	1,543,450	1,633,000
	ALLIANCE & LEIC GP	1.11% 15/OCT/2014 535,826	537,005	537,023
	ALLIANCE DATA SYSTEM	6.375% 01/APR/2020 1,845,000	1,845,000	1,964,925
	ALLISON TRANS	7.125% 15/MAY/2019 775,000	763,500	827,313

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	ALLY AUTO RECEIVABLES TR	1.45% 15/MAY/2014 250,521	251,148	250,738
	ALLY AUTO RECEIVABLES TR	1.38% 15/JUL/2014 457,470	458,648	458,202
	ALLY AUTO RECEIVABLES TR	1.11% 15/JAN/2015 1,496,340	1,500,751	1,499,804
	ALLY AUTO RECEIVABLES TR	1.38% 15/JAN/2015 1,151,736	1,156,052	1,155,883
	ALLY AUTO RECEIVABLES TR	0.65% 17/MAR/2014 9,678	9,680	9,680
	ALLY AUTO RECEIVABLES TR	0.71% 15/SEP/2014 1,532,294	1,534,186	1,534,508
	ALLY AUTO RECEIVABLES TR	0.56% 15/OCT/2014 2,588,161	2,590,365	2,590,115
	ALLY AUTO RECEIVABLES TR	0.302% 06/SEP/2013 720,191	720,191	720,391
	ALLY AUTO RECEIVABLES TR	0.250% 15/NOV/2013 2,901,613	2,901,613	2,901,613
	ALLY FINANCIAL INC	7.50% 31/DEC/2013 308,000	190,315	325,325
	ALLY FINANCIAL INC	8.00% 31/DEC/2018 65,000	24,587	76,050
	ALLY FINANCIAL INC	8.0% 15/MAR/2020 6,463,000	6,872,413	7,917,175
	ALLY FINANCIAL INC	7.5% 15/SEP/2020 1,841,000	1,962,368	2,223,008
	ALLY FINANCIAL INC	5.5% 15/FEB/2017 929,000	930,014	993,810
	ALLY FINANCIAL INC	VAR 11/FEB/2014 900,000	900,000	916,083
	ALPHA NATURAL RESOURCES	6.0% 01/JUN/2019 357,000	315,107	328,440
	ALPHA NATURAL RESOURCES	6.25% 01/JUN/2021 1,092,000	1,073,824	999,180
	ALPHA NATURAL RESOURCES	9.75% 15/APR/2018 1,880,000	1,887,750	2,030,400
	ALPHABET HOLDING C	7.75% 01/NOV/2017 592,000	580,160	609,760
	AMC ENTERTAINMENTS INC	8.75% 01/JUN/2019 1,840,000	1,964,200	2,037,800
	AMC ENTERTAINMENTS INC	9.75% 01/DEC/2020 97,000	99,183	112,035
	AMC NETWORKS INC	7.75% 15/JUL/2021 3,671,000	3,908,458	4,203,295
	AMC NETWORKS INC	4.75% 15/DEC/2022 700,000	710,500	703,500
	AMER EXPRESS	VAR 15/MAR/2016 5,950,000	5,986,887	5,978,971
	AMER HONDA FIN CORP	VAR 02/MAY/2013 1,000,000	1,000,000	1,000,289
	AMERICAN AXLE & MFG INC	6.625% 15/OCT/2022 409,000	412,068	415,135
	AMERICAN EXPRESS CO	FLT 01/SEP/2066 40,000	21,717	42,950
	AMERICAN EXPRESS CREDIT	VAR 16/NOV/2015 3,150,000	3,153,554	3,152,114
	AMERICAN EXPRESS CREDIT	VAR 15/JUN/2016 2,050,000	2,051,326	2,051,207
	AMERICAN HONDA FINCL CORP	0.47% 08/APR/2014 1,000,000	1,000,000	999,819
	AMERICAN HONDA FINCL CORP	0.22% 22/FEB/2013 6,500,000	6,498,498	6,498,498
	AMERICAN HONDA FINCL CORP	0.24% 05/FEB/2013 1,500,000	1,499,796	1,499,796
	AMERICAN INTL GRP	5.45% 18/MAY/2017 2,000,000	1,692,927	2,297,030
	AMERICAN RENAL HLDGS INC	8.375% 15/MAY/2018 1,103,000	1,110,825	1,160,908
	AMERICAN RENAL HLDGS INC	9.75% 01/MAR/2016 1,164,943	1,194,812	1,229,015
	AMERICREDIT AUTO REC TR	1.17% 09/MAY/2016 1,500,000	1,509,707	1,508,748
	AMERICREDIT AUTO REC TR	0.49% 08/APR/2016 1,500,000	1,499,953	1,500,704
	AMERIGRP CORP	7.5% 15/NOV/2019 661,000	697,147	793,200
	AMKOR TECHNOLOGY INC	7.375% 01/MAY/2018 540,000	531,900	558,900
	AMKOR TECHNOLOGY INC	6.625% 01/JUN/2021 1,887,000	1,873,164	1,882,283
	AMKOR TECHNOLOGY INC	6.375% 01/OCT/2022 890,000	885,030	876,650
	AMSTED INDUSTRIES	8.125% 15/MAR/2018 1,490,000	1,592,713	1,594,300
	AMSURG CORP	5.625% 30/NOV/2020 540,000	545,400	561,600
	ANCESTRY.COM	ZCP DEC/2018 2,241,000	2,151,360	2,166,778
	ANTERO RESOURCES FINANCE	9.375% 01/DEC/2017 65,000	69,875	71,338
	ANTERO RESOURCES FINANCE	7.25% 01/AUG/2019 1,405,000	1,461,515	1,531,450
	AOL TIME WARNER INC	7.63% 15/APR/2031 84,000	85,995	115,641
	AOL TIME WARNER INC	7.70% 01/MAY/2032 670,000	691,737	936,779

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	ARCELORMITTAL	5.75% 01/MAR/2021 642,000	630,310	640,159
	ARCELORMITTAL	VAR 25/FEB/2022 1,060,000	1,052,050	1,112,486
	ARCH COAL INC	7.25% 15/JUN/2021 920,000	957,304	848,700
	ARCH COAL INC	9.875% 15/JUN/2019 1,252,000	1,201,094	1,302,080
	ARCHER DANIELS MIDLA CORP	0.30% 15/JAN/2013 3,500,000	3,499,741	3,499,741
	ARDENT MEDICAL SERVICES, INC	ZCP NOV/2018 834,000	825,660	843,904
	A-S CO-ISSUER SUBS	7.875% 15/DEC/2020 1,012,000	1,022,320	1,012,000
	ASIF GLOBAL FINANCING XIX	4.9% 17/JAN/2013 113,000	95,279	113,160
	ASURION CORP	ZCP MAY/2018 4,392,000	4,349,697	4,442,793
	ATWOOD OCEANICS	6.5% 01/FEB/2020 2,907,000	2,974,154	3,125,025
	AUTONATION INC	5.5% 01/FEB/2020 669,000	669,000	718,339
	AVIS BUDGET CAR RENT LLC	9.750% 15/MAR/2020 1,807,000	1,826,508	2,087,085
	B/E AEROSPACE INC	5.25% 01/APR/2022 2,106,000	2,136,000	2,232,360
	BANCO DEL ESTA DE CH	0.63% 27/NOV/2013 1,000,000	1,000,000	1,000,000
	BANCO DEL ESTA DE CH	0.63% 04/DEC/2013 1,000,000	1,000,000	1,000,000
	BANCO DEL ESTA DE CH	0.65% 18/OCT/2013 1,000,000	1,000,000	1,000,000
	BANCO DEL ESTA DE CH	0.76% 20/SEP/2013 1,000,000	999,928	999,928
	BANCO SANTANDER(BRAZIL)SA	VAR 18/MAR/2014 2,900,000	2,900,000	2,889,653
	BANK OF AMERICA CORP	5.75% 01/DEC/2017 3,100,000	2,940,939	3,613,345
	BANK OF AMERICA CORP	2.67% 15/DEC/2016 277,153	279,030	279,305
	BANK OF AMERICA CORP	VAR 15/SEP/2015 3,025,000	3,028,114	3,027,039
	BANK OF MONTREAL	VAR 19/MAR/2014 1,000,000	1,000,000	1,000,000
	BANK OF MONTREAL	2.125% 28/JUN/2013 1,000,000	1,007,397	1,008,481
	BANK OF MONTREAL	VAR 15/NOV/2013 1,000,000	1,000,000	1,000,000
	BANK OF MONTREAL	VAR 03/OCT/2013 2,000,000	2,007,138	2,006,590
	BANK OF NOVA SCOTIA	VAR 31/MAY/2013 2,000,000	2,000,000	2,000,000
	BANK OF NOVA SCOTIA	0.50% 03/JUL/2013 400,000	400,000	400,000
	BANK OF NOVA SCOTIA	VAR 27/MAR/2014 1,100,000	1,099,864	1,099,864
	BANK OF NOVA SCOTIA	VAR 03/JAN/2014 4,000,000	3,997,983	4,003,988
	BANK OF NOVA SCOTIA	VAR 18/OCT/2013 1,700,000	1,705,152	1,705,152
	BARCLAYS BANK PLC	0.73% 15/FEB/2013 1,900,000	1,900,000	1,900,000
	BARCLAYS BANK PLC	0.94% 27/SEP/2013 3,700,000	3,700,000	3,700,000
	BEAZER HOMES USA INC	9.125% 15/MAY/2019 469,000	476,035	490,691
	BERRY PLASTICS CORP	9.75% 15/JAN/2021 2,155,000	2,339,366	2,483,638
	BIOMET INC	6.5% 01/AUG/2020 1,855,000	1,896,887	1,970,938
	BK OF AMERICA CORP	1.31% 17/MAR/2014 499,914	501,057	500,309
	BK OF NY MELLON CORP	0.11% 08/JAN/2013 8,000,000	7,999,844	7,999,844
	BK OF SCOTLAND PLC	5.25% 21/FEB/2017 210,000	203,373	240,080
	BLACKROCK INC	VAR 24/MAY/2013 2,662,000	2,665,032	2,664,936
	BLUE COAT SYSTEMS	ZCP FEB/2018 1,016,453	1,011,358	1,024,716
	BMW VEHICLE LEASE	0.59% 20/JUN/2014 1,316,517	1,318,181	1,317,515
	BMW VEHICLE OWNER TR	1.06% 20/FEB/2014 3,299,009	3,305,433	3,304,551
	BMW VEHICLE OWNER TR	0.63% 25/FEB/2014 1,243,476	1,243,981	1,243,886
	BMW VEHICLE OWNER TR	1.39% 25/APR/2014 438,527	439,568	439,225
	BNK OF TKYO-MTBSHI LTD	0.83% 13/MAY/2013 2,000,000	2,000,000	2,000,000
	BNK OF TKYO-MTBSHI LTD	0.86% 05/JUL/2013 1,000,000	1,000,000	1,000,000
	BNK OF TKYO-MTBSHI LTD	0.83% 12/APR/2013 2,000,000	2,000,000	2,000,000
	BNK OF TKYO-MTBSHI LTD	0.53% 21/NOV/2013 500,000	500,000	500,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	BNK OF TKYO-MTBSHI LTD	0.52% 10/JAN/2013 1,900,000	1,900,000	1,900,000
	BP CAPITAL MARKETS PLC	5.25% 07/NOV/2013 900,000	936,104	936,546
	BP CAPITAL MARKETS PLC	0.67% 12/AUG/2013 3,100,000	3,089,054	3,089,054
	BP CAPITAL MARKETS PLC	VAR 08/FEB/2013 800,000	800,021	800,021
	BURLINGTON COAT FACT WH CORP	10% 15/FEB/2019 1,208,000	1,238,634	1,304,640
	CABLEVISION SYSTEMS CORP	8.00% 15/APR/2020 170,000	185,725	191,463
	CABLEVISION SYSTEMS CORP	5.88% 15/SEP/2022 1,869,000	1,892,363	1,871,336
	CAESARS ENT OPERATING CO	8.5% 15/FEB/2020 711,000	726,969	705,668
	CALPINE CORP	7.25% 15/OCT/2017 900,000	920,250	958,500
	CALPINE CORP	7.5% 15/FEB/2021 1,926,000	1,961,235	2,128,230
	CAP ONE MULTI-ASSET EXECTN TR	5.05% 15/FEB/2016 5,550,000	5,648,505	5,626,779
	CAP ONE MULTI-ASSET EXECTN TR	VAR 15/DEC/2016 3,545,000	3,552,527	3,551,104
	CARDTRONICS INC	8.25% 01/SEP/2018 1,480,000	1,579,900	1,642,800
	CARMAX AUTO OWNER TR	0.70% 17/NOV/2014 825,852	826,719	826,653
	CARMAX AUTO OWNER TR	0.99% 17/FEB/2015 350,543	351,433	351,449
	CARMAX AUTO OWNER TR	1.56% 15/JUL/2014 211,519	212,176	211,710
	CARMAX AUTO OWNER TR	0.68% 15/SEP/2014 2,534,792	2,536,609	2,536,485
	CARMAX AUTO OWNER TR	1.41% 16/FEB/2015 432,571	434,169	434,076
	CARMAX AUTO OWNER TR	0.59% 16/MAR/2015 337,421	337,800	337,809
	CARMAX AUTO OWNER TR	1.29% 15/SEP/2015 2,320,231	2,331,688	2,332,289
	CARRIZO OIL & GAS INC	8.625% 15/OCT/2018 1,649,000	1,745,863	1,780,920
	CASE NEW HOLLAND INC	7.875% 01/DEC/2017 2,923,000	3,370,098	3,456,448
	CATALENT PHARMA SOLTNS INC	7.875% 15/OCT/2018 1,190,000	1,206,831	1,198,925
	CATERPILLAR INC	VAR 21/MAY/2013 1,500,000	1,500,929	1,501,565
	CCO HLDGS LLC	8.125% 30/APR/2020 680,000	749,604	761,600
	CCO HLDGS LLC	6.50% 30/APR/2021 1,840,000	1,849,700	1,984,900
	CCO HLDGS LLC	6.625% 31/JAN/2022 631,000	640,595	689,368
	CCO HLDGS LLC	5.25% 30/SEP/2022 1,265,000	1,252,350	1,280,813
	CDW LLC/CDW FIN CORP	8.5% 01/APR/2019 2,280,000	2,276,219	2,468,100
	CELANESE US HLDGS LLC	5.875% 15/JUN/2021 1,027,000	1,101,803	1,150,240
	CELANESE US HLDGS LLC	4.625% 15/NOV/2022 687,000	687,000	719,633
	CENTRPNT ENERGY TRANS BD CO	5.09% 01/AUG/2015 1,818,298	1,867,804	1,868,221
	CENTRPNT ENERGY TRANS BD CO	5.63% 15/SEP/2015 6,092,234	6,308,614	6,263,670
	CENTURYLINK INC	6.45% 15/JUN/2021 5,340,000	5,558,728	5,900,695
	CEQUEL COMM ESCROW	6.375% 15/SEP/2020 975,000	1,009,125	1,015,219
	CHAPARRAL ENERGY INC	7.625% 15/NOV/2022 703,000	703,000	738,150
	CHESAPEAKE ENERGY CORP	6.875% 15/NOV/2020 250,000	270,000	270,938
	CHESAPEAKE ENERGY CORP	7.25% 15/DEC/2018 750,000	826,875	817,500
	CHESAPEAKE ENERGY CORP	9.50% 15/FEB/2015 125,000	145,938	141,250
	CHESAPEAKE ENERGY CORP	6.625% 15/AUG/2020 3,716,000	3,824,984	3,985,410
	CHESAPEAKE ENERGY CORP	6.125% 15/FEB/2021 1,000,000	1,027,500	1,037,500
	CHEVRON CORP CORP	0.14% 17/JAN/2013 8,000,000	7,999,680	7,999,680
	CHIRON MERGER SUB	10.5% 01/NOV/2018 636,000	632,373	667,005
	CHOICE HOTELS INT'L INC	5.75% 01/JUL/2022 856,000	871,730	948,020
	CHRYSLER GRP LLC/CGCO ISUER INC	8% 15/JUN/2019 530,000	522,311	577,700
	CHRYSLER GRP LLC/CGCO ISUER INC	8.25% 15/JUN/2021 1,194,000	1,156,374	1,313,400
	CHS/COMMUNITY HEALTH SYSTEMS INC	8% 15/NOV/2019 1,688,000	1,703,375	1,827,260
	CHS/COMMUNITY HEALTH SYSTEMS INC	5.125% 15/AUG/2018 285,000	290,700	297,113

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CIE FINANCEMENT FONCIER	2.50% 16/SEP/2015 5,000,000	4,983,450	5,181,440
	CIMAREX ENERGY CO	5.875% 01/MAY/2022 581,000	593,685	636,195
	CINEMARK USA INC	5.125% 15/DEC/2022 544,000	544,000	550,800
	CIT GRP INC	6.625% 01/APR/2018 800,000	834,000	904,000
	CIT GRP INC	5.5% 15/FEB/2019 3,000,000	3,011,250	3,270,000
	CIT GRP INC	5.25% 15/MAR/2018 1,018,000	1,018,000	1,089,260
	CIT GRP INC	5.375% 15/MAY/2020 615,000	673,425	671,888
	CIT GRP INC	5.00% 15/AUG/2022 979,000	979,000	1,043,923
	CITIBANK CRDT CRD ISSNC TR	VAR 09/FEB/2015 1,750,000	1,750,331	1,750,046
	CITIBANK CRDT CRD ISSNC TR	4.75% 10/DEC/2015 1,000,000	1,043,277	1,040,981
	CITIGRP INC	6.00% 15/AUG/2017 2,900,000	2,642,306	3,416,623
	CLEAN HARBORS INC	5.25% 01/AUG/2020 1,826,000	1,841,413	1,903,605
	CLEAN HARBORS INC	5.125% 01/JUN/2021 924,000	924,000	956,340
	CLEAR CHANNEL COMMS INC	10.75% 01/AUG/2016 951,000	760,123	718,005
	CLEAR CHANNEL WW HLDGS INC	6.5% 15/NOV/2022 2,537,000	2,537,000	2,632,138
	CLEAR CHANNEL WW HLDGS INC	7.625% 15/MAR/2020 3,181,000	3,176,320	3,204,858
	CLEAR CHANNEL WW HLDGS INC	6.5% 15/NOV/2022 938,000	928,620	963,795
	CMWTH BK OF AUS NY	VAR 14/JUN/2013 1,300,000	1,303,460	1,303,460
	CNH CAPITAL LLC	6.25% 01/NOV/2016 1,412,000	1,414,958	1,556,730
	CNH EQUIPMENT TR	0.38% 12/JUL/2013 1,100,247	1,100,247	1,100,820
	CNH EQUIPMENT TR	0.90% 15/APR/2015 482,461	483,526	483,432
	CNH EQUIPMENT TR	1.03% 17/NOV/2014 332,520	333,043	332,935
	CNH EQUIPMENT TR	0.230% 15/OCT/2013 2,194,501	2,194,501	2,194,501
	CNH EQUIPMENT TR	0.65% 15/OCT/2015 2,200,000	2,199,850	2,204,367
	CNH EQUIPMENT TR	0.65% 15/JUL/2015 3,104,878	3,105,589	3,109,193
	COCA-COLA CO CORP	0.31% 22/JAN/2013 8,000,000	7,998,880	7,998,880
	CODELCO INC	4.75% 15/OCT/2014 223,000	208,082	236,511
	COLGATE PALMOLIVE CO	0.12% 04/JAN/2013 8,000,000	7,999,940	7,999,955
	COLUMBUS MCKINNON CORP	7.875% 01/FEB/2019 960,000	988,800	1,029,600
	COMMUNITY HEALTH	7.125% 15/JUL/2020 1,243,000	1,243,000	1,326,903
	COMSTOCK RES INC	9.5% 15/JUN/2020 2,523,000	2,425,375	2,712,225
	CONCHO RESOURCES INC	7.0% 15/JAN/2021 920,000	991,300	1,025,800
	CONCHO RESOURCES INC	6.5% 15/JAN/2022 1,057,000	1,102,788	1,162,700
	CONCHO RESOURCES INC	5.5% 01/APR/2023 2,470,000	2,593,500	2,587,325
	CONOCO FUNDING CO	7.25% 15/OCT/2031 3,000	3,276	4,420
	CONTINENTAL RESOURCE INC	7.125% 01/APR/2021 926,000	997,623	1,046,380
	CONTINENTAL RESOURCE INC	5.00% 15/SEP/2022 4,449,000	4,487,800	4,793,798
	CONTINENTAL RESOURCE INC	7.375% 01/OCT/2020 148,000	163,334	167,240
	CONVATEC HEALTHCARE	10.5% 15/DEC/2018 1,845,000	1,928,025	2,034,113
	CPL TRANSITION FDG	5.96% 15/JUL/2015 1,735,921	1,788,516	1,761,257
	CPM ACQUISITION CORP	ZCP AUG/2017 1,440,390	1,425,986	1,452,993
	CREDIT AGRICOLE	VAR 21/JUL/2014 7,200,000	7,200,000	7,212,053
	CREDIT SUISSE AG	0.90% 19/MAR/2013 1,750,000	1,750,548	1,750,548
	CREDIT SUISSE AG	VAR 29/JAN/2013 2,000,000	2,000,000	2,000,000
	CREDIT SUISSE NEW YORK	5.0% 15/MAY/2013 1,700,000	1,723,144	1,727,987
	CRICKET COMMUNICATIONS INC	7.75% 15/OCT/2020 1,450,000	1,451,425	1,479,000
	CROWN CASTLE TOWERS LLC	5.25% 15/JAN/2023 1,876,000	1,902,735	2,007,320
	CSC HOLDINGS INC	8.625% 15/FEB/2019 1,380,000	1,581,550	1,649,100

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	CSC HOLDINGS INC	6.75% 15/NOV/2021 741,000	756,935	821,584
	CVS CAREMARK CORP	5.88% 10/JAN/2028 188,918	182,328	217,533
	CVS CAREMARK CORP	6.036% 10/DEC/2028 763,001	561,317	892,154
	CYRUSONE	6.375% 15/NOV/2022 1,096,000	1,126,020	1,142,580
	DANA HOLDING CORP	6.75% 15/FEB/2021 2,720,000	2,755,800	2,924,000
	DAVITA INC	5.75% 15/AUG/2022 1,250,000	1,268,750	1,317,188
	DBS BANK LTD.	ZCP 01/FEB/2013 3,500,000	3,497,355	3,497,355
	DELPHI CORP	5.875% 15/MAY/2019 865,000	875,813	927,713
	DEUTSCHE BANK AG NY	1.06%14/MAR/2013 2,750,000	2,750,000	2,750,000
	DEUTSCHE BANK AG NY	0.75% 16/OCT/2013 700,000	700,000	700,000
	DEUTSCHE BANK AG NY	0.58% 13/FEB/2013 1,000,000	1,000,000	1,000,000
	DEUTSCHE BANK AG NY	0.50% 20/MAR/2013 1,000,000	1,000,000	1,000,000
	DEUTSCHE TELE INT FIN	5.25% 22/JUL/2013 3,000	2,994	3,077
	DISCOVER CARD	VAR 15/AUG/2016 1,000,000	1,004,464	1,002,686
	DISCOVER CARD	VAR 16/NOV/2015 3,500,000	3,504,283	3,502,363
	DISCOVER CARD	VAR 15/MAR/2017 3,700,000	3,707,134	3,711,052
	DISCOVER CARD MASTER TR	5.65% 15/DEC/2015 5,790,000	5,943,658	5,930,512
	DISH DBS CORP	7.875% 01/SEP/2019 113,000	123,876	133,905
	DISH DBS CORP	6.75% 01/JUN/2021 4,089,000	4,342,069	4,661,460
	DISH DBS CORP	5.875% 15/JUL/2022 141,000	138,180	151,575
	DRYROCK ISSUANCE TR	VAR 15/AUG/2017 2,000,000	2,001,080	2,000,720
	E TRADE FINANCIAL CORP	6.375% 15/NOV/2019 1,213,000	1,213,000	1,243,325
	EASTON-BELL SPORTS INC	9.75% 01/DEC/2016 750,000	830,625	806,325
	EL PASO CORP	7.80% 01/AUG/2031 1,697,000	1,694,822	1,978,621
	EL PASO CORP	7.75% 15/JAN/2032 988,000	968,780	1,160,893
	EL PASO CORP	7.42% 15/FEB/2037 1,500,000	1,751,100	1,568,394
	EL PASO CORP	7.00% 15/JUN/2017 1,000,000	1,147,296	1,142,338
	EL PASO CORP	7.25% 01/JUN/2018 188,000	213,650	217,298
	EL PASO CORP	6.50% 15/SEP/2020 1,532,000	1,683,439	1,729,832
	EL PASO NATURAL GAS	8.375% 15/JUN/2032 70,000	62,621	99,453
	EL PASO NATURAL GAS	8.63% 15/JAN/2022 204,000	267,525	280,624
	EL PASO NATURAL GAS	7.5% 15/NOV/2026 74,000	88,028	98,112
	ELECTRICITE DE FRANCE	0.82% 10/JAN/2014 1,950,000	1,933,752	1,933,752
	ELECTRICITE DE FRANCE	0.38% 13/MAR/2013 1,000,000	999,325	999,325
	ELECTRICITE DE FRANCE	ZCP 11/JAN/2013 1,800,000	1,799,800	1,799,800
	EMDEON INC	11.00% 31/DEC/2019 1,060,000	1,076,691	1,224,300
	EQUINIX INC	7.00% 15/JUL/2021 1,226,000	1,281,170	1,360,860
	ESC LEHMAN BRTH HLD	5.25% 06/FEB/2012 210,000	26,775	49,088
	EVEREST ACQUISITION LLC	9.38% 01/MAY/2020 2,273,000	2,295,695	2,562,808
	EXPORTFINANS A/S	5.50% 25/MAY/2016 1,053,000	1,087,951	1,096,106
	FIRST DATA CORP	8.25% 15/JAN/2021 468,000	478,530	468,000
	FIRST DATA CORP	12.625% 15/JAN/2021 2,745,000	2,770,910	2,889,113
	FIRST DATA CORP	7.375% 15/JUN/2019 2,642,000	2,635,430	2,734,470
	FIRST DATA CORP	6.75% 01/NOV/2020 1,843,000	1,828,127	1,861,430
	FIRSTENERGY CORP	7.375% 15/NOV/2031 1,108,000	1,057,529	1,431,076
	FLORIDA POWER & LIGHT CO	5.044% 01/AUG/2015 1,937,425	1,983,822	1,964,787
	FMG RESOURCES	ZCP OCT/2017 2,658,748	2,653,516	2,686,253
	FMG RESOURCES	6.875% 01/FEB/2018 2,022,000	2,085,174	2,087,715

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	FMG RESOURCES	8.25% 01/NOV/2019 1,684,000	1,704,370	1,793,460
	FORD AUTO OWNER TR	2.42% 15/NOV/2014 931,300	941,403	939,627
	FORD CR AUTO OW TR	0.57% 15/JAN/2015 5,066,057	5,070,663	5,070,551
	FORD CR AUTO OW TR	6.07% 15/MAY/2014 1,483,576	1,495,584	1,492,524
	FORD CR AUTO OW TR	0.98% 15/OCT/2014 4,121,297	4,129,134	4,127,323
	FORD CR AUTO OW TR	0.97% 15/JAN/2015 305,344	305,916	306,034
	FORD CR AUTO OW TR	0.40% 15/SEP/2015 900,000	899,967	899,845
	FORD MOTOR CREDIT CO	7.00% 01/OCT/2013 146,000	91,975	152,585
	FREESCALE SEMICONDUCTOR INC	9.25% 15/APR/2018 912,000	996,926	996,360
	FRESENIUS MED CARE CAP TST III	5.625% 31/JUL/2019 485,000	485,000	520,769
	FRESENIUS MED CARE CAP TST III	5.875% 31/JAN/2022 888,000	928,204	963,480
	FRESENIUS MED CARE US FIN INC	5.75% 15/FEB/2021 2,040,000	2,058,900	2,182,800
	FRONTIER COMM CORP	8.25% 15/APR/2017 925,000	966,875	1,068,375
	FRONTIER COMM CORP	8.5% SR 15/APR/2020 159,000	164,725	182,850
	FRONTIER COMM CORP	8.75% 15/APR/2022 1,050,000	1,068,098	1,218,000
	GATX FINL CORP	5.8% 01/MAR/2016 1,000,000	996,290	1,105,573
	GAYLORD ENT CO	6.75% 15/NOV/2014 150,000	150,375	150,000
	GAZ CAPITAL	6.51% 07/MAR/2022 500,000	510,900	596,250
	GE CAPITAL CREDIT CARD	2.21% 15/JUN/2016 9,840,000	9,957,120	9,921,111
	GE EQUIP TRANSPORTATION LLC	0.26% 24/OCT/2013 2,843,799	2,843,799	2,843,745
	GENERAL ELEC CAP CORP	2.80% 08/JAN/2013 1,000,000	1,000,366	1,000,283
	GENERAL ELEC CAP CORP	VAR 19/JUN/2013 2,000,000	2,000,000	2,006,224
	GENERAL ELEC CAP CORP	5.45% 15/JAN/2013 505,000	505,835	505,869
	GENERAL ELEC CAP CORP	VAR 20/DEC/2013 200,000	196,778	199,915
	GENERAL ELEC CAP CORP	5.45% 15/JAN/2013 42,000	42,465	42,072
	GENERAL ELEC CAP CORP	0.35% 06/MAR/2013 8,000,000	7,996,871	7,996,871
	GENERAL ELEC CAP CORP	5.00% 01/FEB/2013 225,000	227,853	225,857
	GENON ESCROW CORP	9.875% 15/OCT/2020 1,300,000	1,374,750	1,501,500
	GETTY IMAGES INC	7% 15/OCT/2020 1,542,000	1,588,493	1,576,695
	GLITNIR BANKI HF	6.33% 28/JUL/2011 590,000	39,825	160,775
	GLITNIR BANKI HF	6.375% 25/SEP/2012 680,000	45,900	185,300
	GLITNIR BANKI HF	VAR 15/JUN/2016 1,060,000	106	1,325
	GOLDEN CREDIT CARD TR	VAR 15/OCT/2015 2,000,000	2,002,552	2,000,080
	GOLDMAN SACHS GRP INC	FLT 22/MAR/2016 4,300,000	2,964,850	4,173,860
	GOLDMAN SACHS GRP INC	5.625% 15/JAN/2017 910,000	776,207	998,431
	GOLDMAN SACHS GRP INC	VAR 30/JAN/2017 700,000	938,645	876,616
	GOODMAN NETWORKS INC	12.125% 01/JUL/2018 1,000,000	1,012,500	1,095,000
	GOOGLE INC.	0.155% 05/MAR/2013 8,000,000	7,998,320	7,998,320
	GREEN FIELD ENERGY SRVCS INC	VAR 15/NOV/2016 31,000	—	31,000
	GREEN FIELD ENERGY SRVCS INC	13.00% 15/NOV/2016 1,275,000	1,262,250	1,275,000
	HAMILTON SUNDSTRAND CORP	ZCP NOV/2019 225,000	222,750	227,531
	HANGER INC	7.125% 15/NOV/2018 1,360,000	1,407,600	1,434,800
	HARLEY DAVIDSON	1.16% 15/FEB/2015 1,609,983	1,613,520	1,612,370
	HARLEY DAVIDSON	0.710% 15/MAY/2015 2,022,982	2,024,837	2,024,999
	HARLEY DAVIDSON	0.610% 15/OCT/2014 695,493	695,733	695,646
	HARLEY DAVIDSON	0.5% 15/AUG/2015 3,335,000	3,337,446	3,338,608
	HBOS	6.75% 21/MAY/2018 800,000	796,672	861,000
	HCA HOLDINGS INC	6.25% 15/FEB/2021 288,000	292,680	295,200

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	HCA INC	6.5% 15/FEB/2020 2,000,000	2,007,905	2,250,000
	HCA INC	7.5% 15/FEB/2022 2,000,000	2,008,388	2,290,000
	HCA INC	4.75% 01/MAY/2023 2,500,000	2,518,750	2,543,750
	HCA INC	5.875% 01/MAY/2023 2,500,000	2,525,000	2,587,500
	HCA INC	7.25% 15/SEP/2020 1,100,000	1,157,750	1,218,250
	HD SUPPLY INC	11.5% 15/JUL/2020 675,000	759,375	760,219
	HEALTH MNGMNT ASSOC INC	7.375% 15/JAN/2020 770,000	772,241	831,600
	HEALTHSOUTH CORP	8.125% 15/FEB/2020 316,000	342,508	347,995
	HERTZ CORP	7.375% 15/JAN/2021 1,675,000	1,708,963	1,842,500
	HERTZ GLOBAL HOLDINGS INC	6.25% 15/OCT/2022 486,000	493,530	517,590
	HILAND PARTNERS LP	7.25% 01/OCT/2020 2,895,000	3,036,169	3,097,650
	HILCORP ENERGY/FINANCE	7.625% 15/APR/2021 823,000	866,446	897,070
	HOLOGIC INC	6.25% 01/AUG/2020 351,000	355,023	378,202
	HOME EQUITY MORTGAGE	VAR 25/APR/2037 1,500,000	332,001	821,177
	HONDA AUTO REC OWN	1.13% 15/OCT/2014 4,439,886	4,454,082	4,453,694
	HONDA AUTO REC OWN	0.70% 21/APR/2014 1,028,872	1,029,750	1,029,764
	HONDA AUTO REC OWN	0.57% 15/AUG/2014 822,544	822,494	823,358
	HONDA AUTO REC OWN	0.67% 21/APR/2014 1,359,146	1,360,033	1,360,448
	HONDA AUTO REC OWN	1.34% 18/MAR/2014 969,448	971,678	971,782
	HONDA AUTO REC OWN	0.301% 15/MAY/2013 79,002	79,002	79,003
	HONDA AUTO REC OWN	0.46% 15/DEC/2014 1,000,000	1,000,971	1,000,741
	HSBC BANK PLC	VAR 17/JAN/2014 1,500,000	1,507,090	1,510,353
	HSBC BANK PLC	VAR 18/JAN/2013 3,800,000	3,799,476	3,800,627
	HSBC BANK PLC	FLT 13/SEP/2013 3,700,000	3,700,000	3,700,000
	HSBC CAPITAL FUNDING DOLLAR	VAR 293,000	153,753	292,444
	HSBC FINANCE CORP	5.625% 15/JAN/2014 6,500,000	6,380,270	6,480,162
	HUB INTL HLDGS INC	8.125% 15/OCT/2018 1,442,000	1,451,810	1,478,050
	HUGHES SATELLITE SYS CORP	7.625% 15/JUN/2021 1,880,000	1,955,200	2,138,500
	HUNTINGTON AUTO TR	0.54% 17/NOV/2014 3,607,748	3,607,740	3,610,067
	HUNTINGTON AUTO TR	0.38% 15/SEP/2015 1,200,000	1,199,940	1,200,144
	HUNTINGTON AUTO TR	0.230% 15/OCT/2013 3,186,740	3,186,740	3,186,721
	HUNTINGTON INGALLS IND'S INC	6.875% 15/MAR/2018 760,000	792,300	826,500
	HUNTINGTON INGALLS IND'S INC	7.125% 15/MAR/2021 2,437,000	2,510,210	2,650,238
	HUNTSMAN INT'L	4.875% 15/NOV/2020 595,000	599,463	601,694
	HUNTSMAN INT'L	8.625% 15/MAR/2021 134,000	149,546	153,095
	HYUNDAI AUTO REC'S TR	0.54% 15/JAN/2015 1,000,000	1,001,085	1,001,425
	HYUNDAI AUTO REC'S TR	0.55% 16/JUN/2014 3,009,256	3,011,254	3,011,095
	HYUNDAI AUTO REC'S TR	0.59% 17/MAR/2014 299,869	299,780	299,901
	HYUNDAI AUTO REC'S TR	0.620% 15/JUL/2014 1,433,844	1,434,941	1,434,746
	HYUNDAI AUTO REC'S TR	1.5% 15/OCT/2014 427,910	429,578	428,947
	HYUNDAI AUTO REC'S TR	1.020% 15/AUG/2014 3,724,476	3,741,669	3,733,195
	IASIS HEALTHCARE CORP	8.375% 15/MAY/2019 2,556,000	2,448,073	2,415,420
	ICICI BANK	2.01% 24/FEB/2014 3,000,000	3,000,000	2,950,590
	ILFC	ZCP 17/MAR/2015 600,000	597,000	606,000
	IMS HEALTH INC	ZCP AUG/2017 488,753	487,531	493,433
	IMS HEALTH INC	6% 01/NOV/2020 789,000	802,721	826,478
	ING (US) FUNDING LLC	0.54% 08/APR/2013 3,600,000	3,594,859	3,594,859
	ING BANK	1.65% 09/JUN/2014 900,000	900,000	908,445

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	INMET MINING CORP	7.5% 01/JUN/2021 750,000	760,313	778,125
	INMET MINING CORP	8.75% 01/JUN/2020 2,446,000	2,412,368	2,672,255
	INTEGRA TELECOM HLDGS INC	10.75% 15/APR/2016 72,000	73,980	75,240
	INTELSAT BERMUDA	VAR 04/FEB/2017 2,209,071	2,301,386	2,347,138
	INTELSAT JACKSON HLDGS LTD	ZCP APR/2018 479,000	479,000	483,891
	INTELSAT JACKSON HLDGS LTD	7.25% 15/OCT/2020 1,930,000	1,966,275	2,094,050
	INTELSAT JACKSON HLDGS LTD	7.5% 01/APR/2021 1,500,000	1,511,250	1,653,750
	INTERACTIVE DATA CORP	10.25% 01/AUG/2018 1,760,000	1,980,000	1,982,200
	INTERFACE INC	7.625% 01/DEC/2018 1,285,000	1,373,231	1,379,769
	INTERLINE BRANDS INC	7.5% 15/NOV/2018 2,019,000	2,089,041	2,180,520
	INT'L LEASE FIN CORP	5.875% 01/MAY/2013 250,000	255,625	253,125
	INT'L LEASE FIN CORP	VAR 15/SEP/2015 375,000	408,750	421,406
	INT'L LEASE FIN CORP	8.25% 15/DEC/2020 2,399,000	2,681,090	2,860,808
	INT'L LEASE FIN CORP	VAR 15/MAR/2017 1,000,000	1,100,000	1,155,000
	INT'L LEASE FIN CORP	6.625% 15/NOV/2013 1,625,000	1,673,750	1,685,937
	INTL BUS MACH CORP	ZCP 08/JAN/2013 8,000,000	7,999,891	7,999,734
	JACKSON NATL LIFE GBL FDG	5.375% 08/MAY/2013 1,700,000	1,729,246	1,729,271
	JAGUAR HLDG CO II	9.375% 15/OCT/2017 165,000	171,600	173,250
	JAGUAR HLDG CO II	9.5% 01/DEC/2019 915,000	921,863	1,038,525
	JM HUBER CORP	9.875% 01/NOV/2019 929,000	922,711	1,031,190
	JMC STEEL GRP	8.25% 15/MAR/2018 1,099,000	1,147,443	1,148,455
	JO-ANN STORES INC	9.75% 15/OCT/2019 327,000	322,553	329,861
	JOHN DEERE OWNER TR	VAR 03/MAR/2014 750,000	751,516	751,048
	JOHN DEERE OWNER TR	1.320% 15/MAY/2014 94,101	94,279	94,138
	JOHN DEERE OWNER TR	0.590% 16/JUN/2014 3,118,947	3,120,661	3,121,102
	JOHN DEERE OWNER TR	0.267% 16/SEP/2013 915,701	915,697	916,093
	JOHN DEERE OWNER TR	0.43% 17/FEB/2015 1,000,000	999,975	1,000,947
	KB HOME	8.00% 15/MAR/2020 461,000	454,191	523,235
	KB HOME	7.50% 15/SEP/2022 413,000	413,000	450,170
	KELLS FUNDING, LLC	ZCP 08/JAN/2013 1,800,000	1,799,820	1,799,820
	KODIAK OIL & GAS CORP	8.125% 01/DEC/2019 3,807,000	3,931,333	4,197,217
	KOREA ELECTRIC PWR	3.00% 05/OCT/2015 1,700,000	1,694,288	1,773,204
	KRATOS DEFENSE & SEC SOLTNS	10.00% 01/JUN/2017 3,637,000	3,827,348	3,991,607
	KREDITANSTALT FUER WDRFB KFW	VAR 22/FEB/2013 2,000,000	1,999,647	2,000,168
	LAMAR MEDIA CORP	5.875% 01/FEB/2022 1,104,000	1,112,762	1,197,840
	LANDESBK HESSEN-THUR	0.51% 11/APR/2013 1,800,000	1,800,000	1,800,000
	LANDESBK HESSEN-THUR	0.50% 19/JUN/2013 2,000,000	2,000,000	2,000,000
	LAREDO PETROLEUM INC	9.5% 15/FEB/2019 2,624,000	2,816,485	2,932,320
	LAREDO PETROLEUM INC	7.375% 01/MAY/2022 793,000	793,915	860,405
	LEAR CORP	8.125% 15/MAR/2020 635,000	695,961	715,962
	LEH.BROS.HOLD.INC.	6.20% 26/SEP/2014 340,000	43,350	81,175
	LEVEL 3 COMM'S INC	11.875% 01/FEB/2019 1,317,000	1,459,685	1,517,842
	LEVEL 3 COMM'S INC	8.875% 01/JUN/2019 389,000	389,000	414,285
	LEVEL 3 FINANCING INC	ZCP AUG/2019 457,000	452,430	462,427
	LEVEL 3 FINANCING INC	10.00% 01/FEB/2018 1,615,000	1,684,588	1,800,725
	LEVEL 3 FINANCING INC	9.375% 01/APR/2019 1,070,000	1,127,475	1,195,725
	LEVEL 3 FINANCING INC	8.625% 15/JUL/2020 525,000	525,000	582,750
	LIBBEY GLASS	6.875% 15/MAY/2020 683,000	687,060	734,225

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	LIMITED BRANDS INC	6.625% 01/APR/2021 973,000	990,365	1,114,085
	LLOYDS TSB BANK PLC	5.80% 13/JAN/2020 700,000	698,369	819,198
	LONESTAR INTERMEDIATE	ZCP 07/AUG/2019 2,159,000	2,112,558	2,302,930
	LYONDELLBASELL INDUSTRIES	6% 15/NOV/2021 4,545,000	4,683,133	5,329,012
	LYONDELLBASELL INDUSTRIES	5.75% 15/APR/2024 2,101,000	2,153,475	2,468,675
	MACQUARIE BANK LIMITED	ZCP 25/MAR/2013 3,500,000	3,494,916	3,494,916
	MACQUARIE BANK LIMITED	ZCP 19/FEB/2013 1,700,000	1,698,228	1,698,228
	MARKWEST ENERGY PARTNERS LP	6.25% 15/JUN/2022 3,000,000	3,167,530	3,270,000
	MARKWEST ENERGY PARTNERS LP	5.5% 15/FEB/2023 400,000	402,000	434,000
	MASSACHUSETTS RRB	4.4% 15/MAR/2015 5,352,996	5,439,953	5,396,976
	MBNA CREDIT CARD	VAR 15/MAR/2016 2,100,000	2,104,717	2,104,318
	MBNA CREDIT CARD	VAR 16/NOV/2015 2,131,000	2,130,839	2,131,330
	MCDONALD'S CORP	ZCP 25/JAN/2013 8,000,000	7,999,200	7,999,200
	MEG ENERGY CORP	6.5% 15/MAR/2021 1,426,000	1,477,025	1,500,865
	MEG ENERGY CORP	6.375% 30/JAN/2023 884,000	884,000	921,570
	MELLON FUNDING CORP	VAR 15/MAY/2014 1,000,000	1,000,598	999,531
	MERCEDES-BENZ AUTO	0.37% 16/MAR/2015 2,100,000	2,099,857	2,100,802
	MERCEDES-BENZ AUTO	0.66% 15/APR/2014 409,267	409,438	409,647
	MERCEDES-BENZ AUTO	0.66% 15/APR/2014 3,192,281	3,196,077	3,195,244
	MERCEDES-BENZ AUTO	1.42% 15/AUG/2014 760,765	763,784	763,158
	MERCEDES-BENZ AUTO	1.180% 15/NOV/2013 2,446,626	2,451,199	2,448,652
	MERCEDES-BENZ AUTO	1.070% 15/AUG/2014 1,675,000	1,681,488	1,681,444
	MERCEDES-BENZ AUTO	0.23% 16/SEP/2013 2,397,625	2,397,625	2,397,399
	MERCEDES-BENZ AUTO	1.670% 15/JAN/2014 265,380	266,063	265,629
	MERCK & CO INC	ZCP 16/JAN/2013 8,000,000	7,999,667	7,999,667
	MERITAGE HOMES CORP	7.00% 01/APR/2022 479,000	479,000	520,912
	MET LIFE GLOB FUND	5.2% 18/SEP/2013 1,000,000	1,031,472	1,031,142
	MET LIFE GLOB FUND	2.5% 11/JAN/2013 1,493,000	1,493,549	1,493,679
	MET LIFE GLOB FUND	VAR 19/MAR/2014 3,700,000	3,700,000	3,703,537
	MGM RESORTS INTL	6.75% 01/OCT/2020 1,240,000	1,267,900	1,266,350
	MGM RESORTS INTL	11.375% 01/MAR/2018 455,000	517,563	550,550
	MGM RESORTS INTL	10.00% 01/NOV/2016 2,075,000	2,243,594	2,401,812
	MIZUHO CORPORA BK	0.38% 14/JUN/2013 2,000,000	2,000,000	2,000,000
	MIZUHO CORPORA BK	0.37% 01/APR/2013 1,200,000	1,200,000	1,200,000
	MIZUHO CORPORA BK	0.46% 01/MAR/2013 2,300,000	2,300,000	2,300,000
	MONITRONICS INTL INC	9.125% APR/2020 700,000	733,625	721,000
	MONUMENTAL GLOBAL FUNDING	5.5% 22/APR/2013 1,000,000	1,009,983	1,014,300
	MONUMENTAL GLOBAL FUNDING	VAR 25/JAN/2013 3,000,000	2,998,439	3,000,312
	MORGAN STANLEY	VAR 15/OCT/2015 649,000	506,220	628,859
	MORGAN STANLEY	5.75% 25/JAN/2021 3,600,000	3,751,776	4,111,326
	MORGAN STANLEY	VAR 01/MAR/2013 1,000,000	1,292,116	1,318,389
	MOTIVA ENTERPRISES	ZCP 07/JAN/2013 3,000,000	2,999,906	2,999,906
	MOTORS LIQUIDATION	8.375% 15/JUL/2033 750,000	21,563	5,625
	MPM ESCROW LLC	8.875% 15/OCT/2020 1,261,000	1,273,610	1,273,610
	MULTIPLAN INC	9.875% 01/SEP/2018 2,171,000	2,358,491	2,420,665
	NATIONAL AUSTRALIA BK-NY	VAR 09/APR/2013 1,000,000	1,000,000	1,000,000
	NATIONAL AUSTRALIA BK-NY	VAR 10/JAN/2013 2,000,000	2,000,000	2,000,000
	NATIONAL BK OF CANADA	0.66% 09/JAN/2013 300,000	300,000	300,000

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	NATIONAL BK OF CANADA	VAR 08/FEB/2013 1,400,000	1,400,177	1,400,177
	NATIONAL CINEMEDIA LLC	7.875% 15/JUL/2021 1,264,000	1,311,400	1,399,880
	NATIONAL CINEMEDIA LLC	6.00% 15/APR/2022 1,109,000	1,114,172	1,175,540
	NEEDLE MERGER SUB CORP	8.125% 15/MAR/2019 872,000	834,758	887,260
	NEFF RENTAL LLC/NEFF FIN CORP	9.625% 15/MAY/2016 1,640,000	1,599,000	1,697,400
	NESTLE CAP CORP	0.21% 05/JUN/2013 8,000,000	7,993,111	7,993,111
	NESTLE CAP CORP	0.40% 13/MAY/2013 2,000,000	1,998,102	1,998,102
	NEUBERGER BERMAN GRP/FIN	5.625% 15/MAR/2020 575,000	579,312	602,312
	NEW BREED LOGISTICS INC	ZCP SEP/2019 1,699,000	1,682,010	1,685,196
	NEW YORK LIFE GLOBAL FUNDING	4.65% 09/MAY/2013 2,735,000	2,772,637	2,773,268
	NEWFIELD EXPLORATION CO	7.125% 15/MAY/2018 500,000	532,500	527,500
	NIELSEN FINANCE LLC/CO	7.75% 15/OCT/2018 990,000	1,049,565	1,106,325
	NIELSEN FINANCE LLC/CO	4.5% 01/OCT/2020 1,380,000	1,386,550	1,373,100
	NISSAN AUTO LEASE TR	0.700% 15/JAN/2014 742,369	742,917	742,582
	NISSAN AUTO REC's OWNER TR	1.12% 15/DEC/2013 2,475,026	2,478,211	2,476,766
	NISSAN AUTO REC'S OWNER TR	0.74% 15/SEP/2014 602,013	602,952	602,933
	NISSAN AUTO REC'S OWNER TR	0.87% 15/JUL/2014 3,789,456	3,795,788	3,795,807
	NISSAN AUTO REC'S OWNER TR	0.650% 16/DEC/2013 133,020	133,063	133,046
	NORCRAFT CO'S	10.5% 15/DEC/2015 765,000	741,094	770,737
	NORDEA BANK FLD PLC NY	VAR 06/FEB/2013 1,500,000	1,500,563	1,500,563
	NORINCHUKIN BK	0.52% 08/FEB/2013 2,000,000	2,000,000	2,000,000
	NORINCHUKIN BK	0.40% 21/MAY/2013 1,000,000	1,000,000	1,000,000
	NORTEK INC	8.5% 15/APR/2021 2,251,000	2,254,777	2,496,372
	NOVA CHEMICALS CORP	8.625% 01/NOV/2019 23,000	25,415	26,105
	NUANCE COMM	5.375% 15/AUG/2020 2,205,000	2,229,322	2,304,225
	NUFARM	6.375% 15/OCT/2019 344,000	344,000	359,480
	NUVEEN INVESTMENTS	ZCP 01/MAR/2019 971,000	961,290	992,245
	NUVEEN INVESTMENTS	9.5% 15/OCT/2020 1,100,000	1,102,750	1,094,500
	NXP B V / NXP FDG LLC	9.75% 01/AUG/2018 540,000	587,968	625,725
	OASIS PETROLEUM INC	6.5% 01/NOV/2021 1,799,000	1,832,554	1,911,437
	OASIS PETROLEUM INC	6.875% 15/JAN/2023 961,000	965,207	1,030,672
	OASIS PETROLEUM INC	7.25% 01/FEB/2019 1,626,000	1,679,340	1,747,950
	ODEBRECHT DRILL VIII/XI	6.35% 30/JUN/2021 1,649,000	1,645,999	1,851,002
	OFFSHORE GRP INV LTD	11.5% 01/AUG/2015 1,828,000	2,006,642	1,992,520
	OIL STATES INT'L INC	6.5% 01/JUN/2019 1,180,000	1,209,500	1,256,700
	OIL STATES INT'L INC	5.125% 15/JAN/2023 1,004,000	1,008,777	1,017,805
	OSHKOSH CORP	8.5% 01/MAR/2020 2,145,000	2,337,676	2,375,587
	PACIFIC LIFE GLOBAL FUNDING	5.15% 15/APR/2013 304,000	307,787	308,040
	PAETEC HOLDING CORP	9.875% 01/DEC/2018 1,840,000	1,968,800	2,106,800
	PAETEC HOLDING CORP	8.875% 30/JUN/2017 375,000	401,250	402,187
	PAR PHARMA	ZCP AUG/2019 862,838	854,209	863,290
	PARK PLACE SECURITIES, INC.	FLT 25/DEC/2034 274,255	261,571	273,125
	PEABODY ENERGY CORP	6.00% 15/NOV/2018 571,000	571,000	606,687
	PEMEX PROJECT FUNDING	6.625% 15/JUN/2035 115,000	96,254	146,050
	PENSKE AUTOMOTIVE GRP INC	5.75% 01/OCT/2022 1,250,000	1,271,875	1,287,500
	PETROLEOS MEXICANOS	5.5% 21/JAN/2021 3,500,000	3,465,385	4,089,750
	PFIZER INC.	0.10% 11/JAN/2013 8,000,000	7,999,822	7,999,822
	PHILLIPS VAN HEUSN	4.5% 15/DEC/2022 905,000	905,000	914,050

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	PHYSIO-CONTROL INTL INC	9.875%15/JAN/2019 945,000	960,960	1,037,137
	PHYSIOTHERAPY MERGER SUB INC	11.875% 01/MAY/2019 671,000	672,910	597,190
	PLAINS EXPLORATION & PROD CO	6.5% 15/NOV/2020 2,500,000	2,512,500	2,768,750
	POLYPORE INT'L INC	7.5% 15/NOV/2017 655,000	687,750	713,950
	PORSCHE FINANCIAL	0.840% 16/JAN/2015 7,809,648	7,825,328	7,824,689
	PQ CORP	ZCP MAY/2017 1,763,000	1,749,777	1,775,367
	PQ CORP	8.75% 01/MAY/2018 3,600,000	3,618,000	3,780,000
	PRINCIPAL LIFE GLOBAL	5.25% 15/JAN/2013 3,000,000	3,004,551	3,004,842
	PRINCIPAL LIFE INC	5.3% 24/APR/2013 1,000,000	1,014,257	1,014,307
	PROCTOR GAMBLE	0.21% 31/JAN/2013 8,000,000	7,999,067	7,999,067
	PSE&G TRANSITION FUNDING LLG	6.61% 15/JUN/2015 2,869,769	2,907,115	2,929,197
	QEP RES INC	5.375% 01/OCT/2022 305,000	311,100	327,112
	QEP RES INC	6.875% 01/MAR/2021 2,135,000	2,309,201	2,460,587
	QEP RES INC	5.25% 01/MAY/2023 2,010,000	2,033,197	2,150,700
	QUEBECOR MEDIA INC	5.75% 15/JAN/2023 2,848,000	2,848,000	3,001,080
	RAAC	VAR 25/OCT/2046 900,567	518,759	569,824
	RABOBANK CAP	5.26% 29/DEC/2049 56,000	31,187	56,281
	RABOBANK NEDERLAND	VAR 31/DEC/2049 3,493,000	3,425,284	4,724,282
	RABOBANK NEDERLAND	4.50% 11/JAN/2021 3,100,000	3,091,599	3,484,344
	RABOBANK NEDERLAND	0.49% 04/FEB/2013 3,600,000	3,600,238	3,600,238
	RADNET INC	10.375% 01/APR/2018 560,000	576,800	569,800
	RAIN CII CARBON LLC/CLL CARBON CORP	8.00% 01/DEC/2018 1,352,000	1,375,997	1,375,660
	RANGE RESOURCES CORP	6.75% 01/AUG/2020 250,000	263,750	271,250
	RANGE RESOURCES CORP	5.00% 15/AUG/2022 1,369,000	1,369,000	1,430,605
	RANGE RESOURCES CORP	8.00% 15/MAY/2019 491,000	542,610	543,782
	RBSSP RESECURITIZATION TR	VAR 26/JUL/2045 1,255,794	1,229,894	1,283,448
	RECKITT BENCKISER TREA	0.64% 20/DEC/2013 300,000	298,264	298,264
	RECKITT BENCKISER TREA	0.95% 05/MAR/2013 1,000,000	998,687	998,687
	RECKITT BENCKISER TREA	0.83% 07/MAY/2013 4,000,000	3,988,800	3,988,800
	RECKITT BENCKISER TREA	0.85% 08/APR/2013 1,000,000	997,850	997,850
	RECKITT BENCKISER TREA	0.85% 15/APR/2013 1,000,000	997,689	997,689
	REGENCY ENERGY PARTNERS LP	6.5% 15/JUL/2021 3,630,000	3,731,400	3,974,850
	REYNOLDS GRP ISSUER INC	9.00% 15/APR/2019 250,000	246,250	260,000
	REYNOLDS GRP ISSUER INC	8.5% 15/MAY/2018 750,000	728,437	768,750
	REYNOLDS GRP ISSUER INC	8.25% 15/FEB/2021 1,000,000	930,000	1,015,000
	REYNOLDS GRP ISSUER INC	9.875% 15/AUG/2019 982,000	980,722	1,050,740
	REYNOLDS GRP ISSUER INC	6.875% 15/FEB/2021 750,000	720,000	808,125
	REYNOLDS GRP ISSUER INC	7.875% 15/AUG/2019 2,782,000	2,772,166	3,094,975
	RITE AID CORP	7.7% 15/FEB/2027 987,000	804,382	843,885
	RITE AID CORP	8.00% 15/AUG/2020 1,600,000	1,760,000	1,828,000
	RITE AID CORP	9.25% 15/MAR/2020 1,230,000	1,235,118	1,309,950
	ROC FINANCE LLC / ROC FIN CORP	12.125% 01/SEP/2018 1,726,000	1,839,555	1,993,530
	ROCK OHIO CAESARS	ZCP 19/AUG/2017 716,000	707,510	741,060
	ROYAL BANK OF CANADA	2.1% 29/JUL/2013 2,000,000	2,017,919	2,018,166
	ROYAL BANK OF CANADA NY	VAR 30/AUG/2013 1,400,000	1,400,000	1,400,000
	ROYAL BK SCOTLAND GRP	VAR 2,800,000	732,000	2,646,000
	RSC EQUIPMENT RENTAL INC	8.25% 01/FEB/2021 700,000	704,375	789,250
	RURAL/METRO CORP	10.125% JUL/2019 760,000	790,400	733,400

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SALEM COMMUNICATIONS CORP	9.625% 15/DEC/2016 874,000	902,780	967,955
	SALLY HLDGS LLC/SALLY CAP INC	6.875% 15/NOV/2019 1,119,000	1,126,197	1,236,495
	SALLY HLDGS LLC/SALLY CAP INC	5.75% 01/JUN/2022 1,132,000	1,132,000	1,228,220
	SANDRIDGE ENERGY INC	8.125% 15/OCT/2022 371,000	404,990	406,245
	SBA TELECOMM'S INC	5.75% 15/JUL/2020 2,469,000	2,517,570	2,623,312
	SCHAEFFLER FINANCE BV	8.5% 15/FEB/2019 1,259,000	1,335,641	1,422,670
	SEALED AIR CORP	8.375% 15/SEP/2021 1,259,000	1,429,881	1,438,407
	SEMINOLE TRIBE OF FLORIDA	7.75% 01/OCT/2017 1,895,000	1,970,581	2,048,969
	SENECA GAMING CORP	8.25% 01/DEC/2018 1,345,000	1,349,351	1,418,975
	SERTA SIMMONS HLDGS	8.125% 01/OCT/2020 1,515,000	1,515,000	1,515,000
	SERTA SIMMONS HLDGS	ZCP AUG/2019 965,000	955,350	968,117
	SHEARERS FDS LLC/CHIP FIN CORP	9.00% 01/NOV/2019 858,000	873,942	900,900
	SHIZUOKA BANK	0.25% 17/JAN/2013 2,300,000	2,300,000	2,300,000
	SHIZUOKA BANK	0.30% 14/FEB/2013 1,200,000	1,200,000	1,200,000
	SILVER II BORROWER SCA/HLDS LLC	7.75% 15/DEC/2020 1,170,000	1,195,765	1,210,950
	SINCLAIR TELEVISION GRP INC	9.25% 01/NOV/2017 625,000	689,062	687,500
	SKANDIN ENS BANKEN	0.51% 15/MAY/2013 3,700,000	3,702,059	3,702,059
	SKANDIN ENS BANKEN	0.30% 08/APR/2013 1,000,000	1,000,000	1,000,000
	SLM CORP	7.25% 25/JAN/2022 291,000	289,498	320,827
	SLM CORP	5.05% 14/NOV/2014 500,000	466,250	524,829
	SLM CORP	8.00% 25/MAR/2020 760,000	824,600	868,300
	SLM PRIV EDUCATION LOAN TR	VAR 15/MAY/2044 246,990	258,760	260,303
	SLM STUDENT LOAN TR	VAR 15/SEP/2021 634,098	877,299	827,635
	SLM STUDENT LOAN TR	VAR 15/DEC/2023 1,618,663	2,162,886	2,093,713
	SM ENERGY CO	6.5% 15/NOV/2021 540,000	541,725	577,800
	SM ENERGY CO	6.5% 01/JAN/2023 538,000	538,000	575,660
	SONIC AUTOMOTIVE INC	7.0% 15/JUL/2022 728,000	721,521	797,160
	SOUTHERN NATURAL GAS CO	8.00% 01/MAR/2032 77,000	66,228	109,797
	SOUTHERN NATURAL GAS CO	5.90% 01/APR/2017 120,000	101,497	141,003
	SPECTRUM BRANDS HLDGS INC	9.5% 15/JUN/2018 1,664,000	1,845,915	1,888,640
	SPECTRUM BRANDS HLDGS INC	6.75% 15/MAR/2020 1,173,000	1,206,095	1,255,110
	SPECTRUM BRANDS HLDGS INC	6.375% 15/NOV/2020 1,080,000	1,093,385	1,134,000
	SPECTRUM BRANDS HLDGS INC	6.625% 15/NOV/2022 555,000	555,000	595,237
	SPECTRUM BRANDS, INC	ZCP OCT/2019 202,000	199,980	204,351
	SPEEDWAY MOTOR SPORTS INC	6.75% 01/FEB/2019 743,000	750,430	787,580
	SPL LOGISTICS ESCROW LLC	8.875% 01/AUG/2020 803,000	803,000	851,180
	SPRINGLEAF FINANCE CORP	6.9% 15/DEC/2017 2,095,000	1,908,434	1,875,025
	SPRINT CAPITAL CORP	6.9% 01/MAY/2019 650,000	634,980	708,500
	SPRINT NEXTEL CORP	9.00% 15/NOV/2018 3,892,000	3,950,714	4,806,620
	SPRINT NEXTEL CORP	7.00% 01/MAR/2020 1,576,000	1,576,000	1,832,100
	SPRINT NEXTEL CORP	6.00% 15/NOV/2022 665,000	662,506	683,287
	SPRINT NEXTEL CORP	8.375% 15/AUG/2017 86,000	94,815	99,975
	SPRINT NEXTEL CORP	11.5% 15/NOV/2021 900,000	905,625	1,224,000
	SPRINT NEXTEL CORP	7.00% 15/AUG/2020 1,302,000	1,305,255	1,422,435
	STADSHYPOTEK AB	1.45% 30/SEP/2013 6,700,000	6,698,660	6,749,580
	STARZ LLC / STARZ	5.00% 15/SEP/2019 1,830,000	1,872,547	1,875,750
	STHI HOLDING	8% SRN 15/MAR/2018 940,000	964,150	1,017,550
	STUDIO CITY FINANCE LTD	8.5% 01/DEC/2020 2,517,000	2,517,000	2,636,557

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	SUMITOMO MTSU BKG CO	0.79% 10/MAY/2013 4,400,000	4,400,000	4,400,000
	SUMITOMO MTSU BKG CO	0.80% 11/APR/2013 2,000,000	2,000,000	2,000,000
	SUMITOMO MTSU BKG CO	0.60% 22/OCT/2013 800,000	800,000	800,000
	SUNCORP-METWY LTD	0.46% 12/FEB/2013 2,500,000	2,498,687	2,498,687
	SVENSKA HANDLSBNKN	VAR 18/JAN/2013 5,000,000	5,001,430	5,001,430
	SYNOVUS FINANCIAL CORP	7.875% 15/FEB/2019 615,000	621,470	682,650
	TAYLOR MORRISON/MO	7.75% 15/APR/2020 1,037,000	1,043,240	1,099,220
	TAYLOR MORRISON/MO	7.75% 15/APR/2020 341,000	359,755	361,460
	TEMPUR PEDIC INTL	6.875% 15/DEC/2020 72,000	74,700	74,070
	TENET HEALTHCARE CORP	10.00% 01/MAY/2018 312,000	356,070	354,900
	TENET HEALTHCARE CORP	4.75% 01/JUN/2020 490,000	490,000	497,350
	TENET HEALTHCARE CORP	6.75% 01/FEB/2020 525,000	529,976	540,750
	TENNESSEE GAS PIPELINE	8.38% JUN/2032 28,000	25,048	40,228
	TEREX CORP	6.5% 01/APR/2020 605,000	620,125	641,300
	TERWIN MORTGAGE TR	VAR 25/OCT/2037 890,502	229,812	259,860
	THOMSON REUTERS HLTHCR INC	10.625% 01/JUN/2020 500,000	502,500	532,500
	TOLL BROTHERS FINANCE CORP	8.91% 15/OCT/2017 2,100,000	2,357,250	2,651,607
	TOMKINS LLC	VAR 01/OCT/2018 331,000	359,135	370,720
	TORONTO-DOMINION	VAR 13/SEP/2013 3,700,000	3,700,000	3,700,000
	TORONTO-DOMINION	VAR 21/OCT/2013 1,800,000	1,800,000	1,800,000
	TORONTO-DOMINION	VAR 26/JUL/2013 1,800,000	1,802,380	1,801,451
	TOYOTA AUTO REC'S OWNER TR	0.77% 15/APR/2014 3,381,979	3,385,499	3,384,803
	TOYOTA AUTO REC'S OWNER TR	0.98% 15/OCT/2014 1,342,723	1,346,315	1,345,777
	TOYOTA AUTO REC'S OWNER TR	1.04% 18/FEB/2014 1,051,332	1,052,774	1,052,270
	TOYOTA AUTO REC'S OWNER TR	0.57% 15/OCT/2014 1,952,489	1,954,851	1,954,540
	TOYOTA MOTOR CREDIT CORP	0.45% 13/MAR/2013 8,000,000	7,992,900	7,997,600
	TOYOTA MOTOR CREDIT CORP	1.27% 16/DEC/2013 500,430	501,325	500,805
	TOYOTA MOTOR CREDIT CORP	VAR 09/SEP/2013 3,300,000	3,300,000	3,301,950
	TRANSDIGM GP INC	5.5% 15/OCT/2020 865,000	865,000	899,600
	TRANSUNION HLDG CO INC	8.125% 15/JUN/2018 542,000	539,290	559,615
	TUNICA-BILOXI GAMING AUT	9.00% 15/NOV/2015 30,000	30,150	26,550
	TW TELECOM HLDGS INC	5.375% 01/OCT/2022 544,000	544,000	569,840
	TXU CORP	6.50% 15/NOV/2024 60,000	20,985	35,700
	UBS AG STAMFORD	2.25% 12/AUG/2013 1,000,000	1,010,557	1,009,566
	UBS AG STAMFORD	0.56% 14/NOV/2013 1,000,000	1,000,000	1,000,000
	UBS AG STAMFORD	0.60% 21/FEB/2013 1,050,000	1,050,000	1,050,000
	UBS AG STAMFORD	0.70% 26/SEP/2013 1,000,000	1,000,000	1,000,000
	UBS AG STAMFORD	VAR 28/JAN/2014 600,000	600,000	603,677
	UBS AG STAMFORD	2.25% 28/JAN/2014 2,400,000	2,398,968	2,434,656
	UNTD RENTLS NRTH AMERICA INC	9.25% 15/DEC/2019 1,060,000	1,181,100	1,208,400
	UNTD RENTLS NRTH AMERICA INC	6.125% 15/JUN/2023 301,000	301,000	317,555
	UNITED SURGICAL PARTNERS	9.00% 01/APR/2020 712,000	712,000	790,320
	UNITYMEDIA HESSEN / NRW	5.50% 15/JAN/2023 1,145,000	1,165,037	1,182,212
	UNIVERSAL HOSPITAL SERVICES	7.625% 15/AUG/2020 412,000	412,000	434,145
	UNIVISION COMMUNICATIONS INC	7.875% 01/NOV/2020 925,000	967,375	1,001,312
	UNIVISION COMMUNICATIONS INC	8.5% 15/MAY/2021 1,624,000	1,673,795	1,676,780
	UNIVISION COMMUNICATIONS INC	6.875% 15/MAY/2019 2,148,000	2,139,390	2,233,920
	UNIVISION COMMUNICATIONS INC	6.75% 15/SEP/2022 747,000	768,476	771,277

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
CORPORATE DEBT SECURITIES (CONTINUED):
	UR FINANCING ESCRO	7.375% 15/MAY/2020 979,000	979,000	1,074,452
	UR FINANCING ESCRO	7.625% 15/APR/2022 1,593,000	1,593,000	1,780,177
	UR FINANCING ESCRO	5.75% 15/JUL/2018 1,184,000	1,184,000	1,275,760
	US ONCOLOGY INC	9.125% 15/AUG/201 500,000	8,750	9,375
	US RENAL CARE INC	ZCP JUL/2019 1,122,360	1,105,525	1,139,195
	US RENAL CARE INC	ZCP JAN/2020 1,128,000	1,105,440	1,149,150
	USAA AUTO OWNER TR	0.23% 16/SEP/2013 3,056,556	3,056,556	3,057,626
	USAA AUTO OWNER TR	0.23% 16/SEP/2013 3,565,982	3,565,982	3,567,230
	VANGUARD HEALTH HLDG CO	7.75% 01/DEC/2019 2,849,000	2,898,590	2,948,715
	VANGUARD HEALTH HLDG CO	7.75% 01/FEB/2019 864,000	857,520	894,240
	VIDEOTRON LTEE	5.00% 15/JUL/2022 1,899,000	1,900,325	1,991,576
	VISTEON CORP	6.75% 15/APR/2019 2,639,000	2,562,561	2,810,535
	VOLKSWAGEN AUTO LEASE TR	0.990% 20/NOV/2013 805,955	807,037	806,341
	VOLKSWAGEN AUTO LEASE TR	1.00% 20/FEB/2014 1,604,682	1,607,874	1,606,688
	VOLKSWAGEN AUTO LEASE TR	0.61% 20/OCT/2014 303,851	303,914	304,137
	VOLKSWAGEN AUTO LEASE TR	0.66% 20/NOV/2014 891,418	892,946	892,957
	VOLKSWAGEN AUTO LEASE TR	0.23% 21/OCT/2013 1,978,789	1,978,789	1,978,789
	VOLKSWAGEN AUTO LEASE TR	VAR 01/APR/2014 1,000,000	1,000,000	1,003,224
	VPI ESCROW CORP	6.375% 10/MAR/2021 1,850,000	1,947,125	1,984,125
	VWR FUNDING INC	7.25% 15/SEP/2017 800,000	805,000	840,000
	WACHOVIA CAPITAL	5.80% 628,000	370,520	624,860
	WACHOVIA CORP	5.7% 01/AUG/2013 1,000,000	1,028,233	1,031,173
	WACHOVIA CORP	5.5% 01/MAY/2013 3,000,000	3,046,149	3,049,875
	WAL-MART STORES, INC	0.13% 22/JAN/2013 8,000,000	7,999,533	7,999,533
	WAVEDIVISION ESCROW LLC/CORP	8.125% 01/SEP/2020 36,000	36,720	37,260
	WDAC SUBSIDIARY CORP	8.50% 01/DEC/2014 750,000	938,526	34,608
	WELLS FARGO & CO	0.22% 04/MAR/2013 8,000,000	7,996,969	7,996,969
	WELLS FARGO & CO	4.375% 31/JAN/2013 3,000,000	3,009,582	3,008,916
	WESTPAC BK CO NY	VAR 06/FEB/2013 1,500,000	1,500,000	1,500,000
	WHITING PETROLEUM CORP	7.00% 01/FEB/2014 443,000	477,332	464,042
	WHITING PETROLEUM CORP	6.5% 01/OCT/2018 65,000	67,762	69,875
	WIDE OPEN WEST FIN	ZCP JUL/2018 995,000	969,222	1,007,835
	WIND ACQUISITION	7.25% 15/FEB/2018 1,138,000	1,028,868	1,152,225
	WIND ACQUISITION	11.75% 15/JUL/2017 1,095,000	1,234,186	1,147,012
	WINDSTREAM CORP	7.875% 01/NOV/2017 875,000	934,062	984,375
	WISCNSN HSG & ECO DEV AUTH HM OWNRSHP	VAR 01/SEP/2026 3,700,000	3,700,000	3,700,000
	WORLD OMNI AUTO REC'S TR	0.52% 15/JUN/2015 1,000,000	1,001,064	1,001,379
	WORLD OMNI AUTO REC'S TR	5.12% 15/MAY/2014 76,691	77,724	77,258
	WORLD OMNI AUTO REC'S TR	1.11% 15/MAY/2015 1,298,270	1,302,964	1,303,338
	WORLD OMNI AUTO REC'S TR	0.81% 15/OCT/2013 2,450,832	2,452,652	2,452,415
	WORLD OMNI AUTO REC'S TR	1.49% 15/OCT/2014 3,855,000	3,880,043	3,875,493
	WORLD OMNI AUTO REC'S TR	0.65% 15/AUG/2014 278,629	278,809	278,835
	ZAYO GRP LLC / ZAYO CAP INC	8.125% 01/JAN/2020 720,000	766,805	801,000
	ZAYO GRP LLC / ZAYO CAP INC	10.125% 01/JUL/2020 922,000	922,000	1,048,775
	TOTAL CORPORATE DEBT SECURITIES		1,127,387,755	1,162,772,682

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES:
	ASIAN DEVELOPMENT BANK	1.625% 15/JUL/2013 1,500,000	1,510,359	1,510,785
	AUSTRALIA(CMNWLTH)	VAR 20/SEP/2025 3,000,000	3,733,262	4,275,287
	AUSTRALIA(CMNWLTH)	VAR 20/AUG/2020 600,000	980,844	1,204,005
	BUCKEYE OHIO TOB SETTLEMENT	6.5% 01/JUN/2047 6,400,000	4,642,368	6,219,840
	BUONI POLIENNALI DEL TES	VAR 15/SEP/2017 1,250,000	1,806,202	1,913,530
	CANADA (GOVT OF)	VAR 01/DEC/2021 900,000	1,878,157	1,794,965
	CANADA (GOVT OF)	VAR 01/DEC/2036 50,000	87,267	93,067
	CANADA (GOVT OF)	VAR 01/DEC/2044 900,000	1,200,279	1,262,658
	CANADA (GOVT OF)	2.75% 01/SEP/2016 400,000	413,532	422,067
	EXPORT DEV CANADA	0.35% 24/MAY/2013 500,000	500,000	500,154
	EXPORT DEV CDA GLBL	0.34% 23/MAY/2013 2,500,000	2,501,014	2,501,037
	FEDERAL HOME LOAN BANKS	0.38% 29/JAN/2013 1,000,000	1,000,099	1,000,191
	FEDERAL HOME LOAN BANKS	3.63% 29/MAY/2013 8,180,000	8,295,233	8,296,998
	FEDERAL HOME LOAN BANKS	0.3% 08/AUG/2013 1,600,000	1,600,000	1,600,221
	FEDERAL HOME LOAN BANKS	VAR 08/FEB/2013 7,700,000	7,699,879	7,701,409
	FEDERAL HOME LOAN BANKS	VAR 06/DEC/2013 5,000,000	5,000,941	5,002,500
	FEDERAL HOME LOAN MTG CORP	VAR 03/MAY/2013 3,800,000	3,799,876	3,799,787
	FEDERAL HOME LOAN MTG CORP	VAR 16/MAY/2013 4,000,000	4,000,219	3,999,648
	FEDERAL HOME LOAN MTG CORP	ZCP 03/JAN/2013 8,000,000	7,999,947	7,999,992
	FEDERAL HOME LOAN MTG CORP	ZCP 09/JAN/2013 7,000,000	6,999,798	6,999,798
	FEDERAL HOME LOAN MTG CORP	1.63% 15/APR/2013 8,000,000	8,033,523	8,034,424
	FEDERAL NATIONAL MTG ASSOC	ZCP 01/FEB/2019 390,000	216,934	344,976
	FEDERAL NATIONAL MTG ASSOC	4.38% 15/MAR/2013 8,000,000	8,066,589	8,068,984
	FEDERAL NATIONAL MTG ASSOC	6.00% 18/APR/2036 740,000	817,728	864,830
	FEDERAL NATIONAL MTG ASSOC	3.63% 12/FEB/2013 6,719,000	6,745,159	6,744,996
	FEDERAL NATIONAL MTG ASSOC	3.25% 09/APR/2013 5,980,000	6,029,836	6,031,547
	FINANCING CORP	ZCP 05/APR/2019 160,000	111,528	144,688
	INST CRED OFICIAL FRN	VAR 25/MAR/2014 2,200,000	3,109,458	2,808,636
	INTL FINANCE CORP	0.33% 01/AUG/2013 1,150,000	1,150,000	1,150,817
	ITALY(REPUBLIC OF)	2.35% 15/SEP/2019 100,000	137,393	144,101
	ITALY(REPUBLIC OF)	2.10% 15/SEP/2016 3,400,000	4,557,230	4,832,760
	ITALY(REPUBLIC OF)	VAR 15/SEP/2021 1,700,000	2,119,522	2,269,499
	KOMMUNAL BANKEN	2.375% 19/JAN/2016 2,200,000	2,190,848	2,313,102
	MADRID(COMUNIDAD)	4.2% 24/SEP/2014 2,900,000	3,645,290	3,721,659
	MEXICO(UNITED MEXICAN STATES)	2.50% 10/DEC/2020 1,940,000	723,436	795,702
	MEXICO(UNITED MEXICAN STATES)	2.00% 09/JUN/2022 6,820,000	2,707,121	2,676,297
	NEW STH WALES TSY	2.5% 20/NOV/2035 400,000	459,160	493,049
	NEW STH WALES TSY	2.75% 20/NOV/2025 2,200,000	2,315,900	2,979,462
	PORT AUTHORITY NY & NJ	4.46% 01/OCT/2062 1,400,000	1,400,000	1,381,856
	SASKATCHEWAN(PROV OF)CANADA	8.00% 01/FEB/2013 3,500,000	3,522,016	3,520,300
	SEMINOLE TRIBE OF FLORIDA	7.80% 01/OCT/2020 332,000	341,545	341,097
	TENNESSEE VALLEY AUTHORITY	7.13% 01/MAY/2030 942,000	1,321,014	1,444,642
	TOBACCO SETTLMNT FIN AUTH WST VA	7.47% 01/JUN/2047 95,000	89,300	75,884
	U.S. OF AMER TREAS	VAR 22/NOV/2022 1,300,000	3,117,940	3,234,616
	U.S. OF AMER TREAS	0.125% 22/MAR/2024 2,500,000	4,328,247	4,452,595
	U.S. OF AMER TREAS	VAR 22/NOV/2032 250,000	561,719	585,216
	U.S. OF AMER TREAS	VAR 26/JUL/2016 300,000	1,683,498	1,674,688
	U.S. OF AMER TREAS	VAR 15/JAN/2022 39,350,000	42,451,535	43,673,038

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS	VAR 15/JAN/2016 4,493,000	5,475,404	5,805,921
	U.S. OF AMER TREAS BILLS	ZCP 21/FEB/2013 2,539,000	2,538,467	2,538,893
	U.S. OF AMER TREAS BILLS	ZCP 07/FEB/2013 3,700,000	3,699,924	3,699,889
	U.S. OF AMER TREAS BILLS	ZCP 03/JAN/2013 7,500,000	7,499,995	7,500,000
	U.S. OF AMER TREAS BILLS	ZCP 24/JAN/2013 15,000,000	14,999,849	14,999,850
	U.S. OF AMER TREAS BONDS	6.25% 15/AUG/2023 11,200,000	15,511,889	16,058,000
	U.S. OF AMER TREAS BONDS	3.875% 15/AUG/2040 5,000,000	5,512,520	6,009,375
	U.S. OF AMER TREAS BONDS	1.125% 15/JAN/2021 7,600,000	8,146,560	9,439,259
	U.S. OF AMER TREAS BONDS	2.38% 15/JAN/2025 14,400,000	20,143,553	23,838,425
	U.S. OF AMER TREAS BONDS	1.125% 15/JAN/2021 13,100,000	14,649,833	16,270,302
	U.S. OF AMER TREAS BONDS	2.00% 15/JAN/2026 16,000,000	22,348,350	24,454,470
	U.S. OF AMER TREAS BONDS	4.375%15/MAY/2041 5,650,000	6,919,484	7,360,888
	U.S. OF AMER TREAS BONDS	2.75%15/NOV/2042 2,500,000	2,409,896	2,408,595
	U.S. OF AMER TREAS BONDS	1.75% 15/JAN/2028 13,150,000	13,128,098	18,795,245
	U.S. OF AMER TREAS BONDS	VAR 15/FEB/2040 1,700,000	2,402,542	2,669,672
	U.S. OF AMER TREAS BONDS	2.13% 15/FEB/2041 2,000,000	2,224,573	3,119,552
	U.S. OF AMER TREAS BONDS	2.50% 15/JAN/2029 3,600,000	4,723,465	5,531,962
	U.S. OF AMER TREAS BONDS	0.75% 15/FEB/2042 4,200,000	4,821,462	4,709,094
	U.S. OF AMER TREAS NOTES	1.88% 15/JUL/2015 2,255,000	2,872,609	2,923,253
	U.S. OF AMER TREAS NOTES	3.88% 15/APR/2029 12,800,000	27,985,750	29,854,519
	U.S. OF AMER TREAS NOTES	2.00% 15/JAN/2014 16,088,000	19,873,363	20,823,895
	U.S. OF AMER TREAS NOTES	2.63% 15/JUL/2017 17,700,000	22,628,429	23,672,217
	U.S. OF AMER TREAS NOTES	1.38% 15/JAN/2020 8,450,000	8,878,683	10,714,808
	U.S. OF AMER TREAS NOTES	2.38% 15/JAN/2027 15,300,000	21,348,570	24,196,876
	U.S. OF AMER TREAS NOTES	2.375% 15/JAN/2017 3,500,000	3,777,483	4,666,120
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 1,400,000	1,525,932	1,761,541
	U.S. OF AMER TREAS NOTES	2.625% 15/AUG/2020 23,900,000	25,591,825	26,245,187
	U.S. OF AMER TREAS NOTES	3.125%15/MAY/2021 10,300,000	11,706,233	11,680,035
	U.S. OF AMER TREAS NOTES	2.25% 31/JUL/2018 46,600,000	49,887,252	50,193,279
	U.S. OF AMER TREAS NOTES	2.125% 15/AUG/2021 25,350,000	26,390,280	26,649,188
	U.S. OF AMER TREAS NOTES	2.000% 15/NOV/2021 31,200,000	31,615,018	32,382,199
	U.S. OF AMER TREAS NOTES	1.375% 31/DEC/2018 9,500,000	9,720,694	9,747,152
	U.S. OF AMER TREAS NOTES	2.000% 15/FEB/2022 5,300,000	5,541,213	5,480,947
	U.S. OF AMER TREAS NOTES	1.75%15/MAY/2022 100,000	102,655	100,867
	U.S. OF AMER TREAS NOTES	2.750% 28/FEB/2013 3,700,000	3,715,381	3,715,466
	U.S. OF AMER TREAS NOTES	1.375% 15/JAN/2013 3,700,000	3,701,738	3,701,591
	U.S. OF AMER TREAS NOTES	1.375% 15/MAR/2013 4,000,000	4,010,404	4,010,156
	U.S. OF AMER TREAS NOTES	0.750% 31/MAR/2013 3,700,000	3,705,968	3,705,927
	U.S. OF AMER TREAS NOTES	2.125% 15/JAN/2019 1,700,000	1,799,153	2,223,817
	U.S. OF AMER TREAS NOTES	1.875% 15/JUL/2019 10,400,000	11,209,608	13,713,226
	U.S. OF AMER TREAS NOTES	1.25% 15/JUL/2020 13,100,000	15,641,601	16,482,990
	U.S. OF AMER TREAS NOTES	0.63% 15/JUL/2021 25,450,000	28,983,119	29,691,502
	U.S. OF AMER TREAS NOTES	VAR 15/APR/2017 8,000,000	8,699,907	8,724,845
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 5,000,000	5,371,813	5,459,758
	U.S. OF AMER TREAS NOTES	3.625% 15/APR/2028 8,000,000	16,727,917	18,136,721
	U.S. OF AMER TREAS NOTES	1.375% 15/JUL/2018 2,200,000	2,410,853	2,747,142
	U.S. OF AMER TREAS NOTES	1.25% 15/APR/2014 3,600,000	3,858,921	4,056,609
	U.S. OF AMER TREAS NOTES	0.50% 15/APR/2015 4,500,000	4,905,046	5,011,993

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT SECURITIES (CONTINUED):
	U.S. OF AMER TREAS NOTES	0.125% 15/APR/2016 21,200,000	22,843,704	23,393,998
	U.S. OF AMER TREAS NOTES	0.125% 15/JUL/2022 57,000,000	62,602,099	62,241,241
	U.S. OF AMER TREAS NOTES	VAR 15/JAN/2015 10,400,000	13,403,985	13,385,540
	U.S. OF AMER TREAS NOTES	3.88% 15/FEB/2013 3,700,000	3,716,770	3,716,765
	U.S. OF AMER TREAS NOTES	2.88% 31/JAN/2013 4,000,000	4,008,976	4,008,752
	U.S. OF AMER TREAS NOTES	1.88% 15/JUL/2013 16,100,000	20,773,865	20,479,156
	UNIV CALIF REGTS MED CTR	6.40% 15/MAY/2031 3,400,000	3,400,000	4,240,922
	VEB FINANCE PLC	5.45% 22/NOV/2017 1,500,000	1,500,000	1,668,750
	TOTAL U.S. FEDERAL, STATE, LOCAL AND NON-U.S. GOVERNMENT		851,195,426	893,719,742
	SECURITIES
MORTGAGE-BACKED SECURITIES:
	ARKLE MASTER ISSUER PLC	VAR 17/MAY/2060 800,000	800,000	800,416
	BANC OF AMERICA FUNDING CORP	VAR 20/MAY/2036 714,146	469,249	619,838
	BANC OF AMERICA FUNDING TR	VAR 25/APR/2037 388,077	294,938	346,591
	BANC OF AMERICA MTG TR	VAR 25/FEB/2035 491,981	370,218	484,244
	BCCR TR	VAR 21/AUG/2045 6,000,000	5,130,000	7,033,824
*	BEAR STEARNS ARM TR	VAR 25/MAR/2035 77,871	76,393	78,448
*	BEAR STEARNS TR	VAR 25/AUG/2035 41,658	40,672	42,137
	CD 2007 CD4 COML MTG TR	VAR 11/DEC/2049 191,163	194,956	193,893
	CITIGROUP MTG LOAN TR	FLT 25/SEP/2037 433,538	301,903	327,865
	CITIGROUP MTG LOAN TR	VAR 25/OCT/2035 824,834	488,861	566,118
	CITIGROUP MTG LOAN TR	VAR 25/SEP/2035 31,560	30,377	30,958
	CITIGROUP MTG LOAN TR	VAR 25/AUG/2035 38,191	37,545	37,737
	CITIGROUP/DEUTSCHE BK COMM MTG TR	FLT 15/NOV/2044 99,587	80,961	117,677
	COMM MTG LEASE-BACKED SEC'S LLC	6.746% 20/JUN/2031 531,124	492,728	563,023
	CWALT ALTERNATIVE LN TR	VAR 20/DEC/2046 1,160,811	686,620	740,212
	FEDERAL HOME LOAN MTG CORP	ARM 01/JAN/2037 700,862	726,837	742,890
	FEDERAL HOME LOAN MTG CORP	ARM 01/SEP/2037 134,680	138,768	145,841
	FEDERAL HOME LOAN MTG CORP	4.00% 01/DEC/2040 4,336,628	4,640,870	4,633,661
	FEDERAL HOME LOAN MTG CORP	4.00% 01/JUL/2041 2,377,371	2,544,158	2,541,692
	FEDERAL HOME LOAN MTG CORP	4.00 30 YRS JAN 5,000,000	5,333,594	5,337,500
	FEDERAL NATIONAL MTG ASSOC	3.00% 15/FEB/2042 1,000,000	1,044,219	1,045,625
	FEDERAL NATIONAL MTG ASSOC	3.50% 01/FEB/2026 184,867	193,013	196,223
	FEDERAL NATIONAL MTG ASSOC	4.00% 01/DEC/2025 62,831	65,619	67,299
	FEDERAL NATIONAL MTG ASSOC	7.00% 01/DEC/2027 26,207	27,918	31,207
	FEDERAL NATIONAL MTG ASSOC	8.00% 01/AUG/2015 1,172	1,236	1,248
	FEDERAL NATIONAL MTG ASSOC	8.00% 01/AUG/2015 9,118	9,620	9,713
	FEDERAL NATIONAL MTG ASSOC	8.00% 01/SEP/2015 3,744	3,892	3,973
	FEDERAL NATIONAL MTG ASSOC	9.00% 01/NOV/2021 2,489	2,668	2,873
	FEDERAL NATIONAL MTG ASSOC	2.5% 15YR 35,000,000	36,528,594	36,596,875
	FEDERAL NATIONAL MTG ASSOC	5.50 30 YRS JAN 2,000,000	2,169,297	2,172,812
	FEDERAL NATIONAL MTG ASSOC	3.50% 15 YRS 3,000,000	3,179,062	3,180,468
	GOVERNMENT NATIONAL MTG ASSOC	VAR 20/MAY/2037 234,857	231,298	235,238

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
MORTGAGE-BACKED SECURITIES (CONTINUED):
	GOVERNMENT NATIONAL MTG ASSOC	VAR 20/MAY/2037 559,129	550,655	560,056
	GOVERNMENT NATIONAL MTG ASSOC	7.5% 15/MAR/2029 8,465	9,008	10,215
	GOVERNMENT NATIONAL MTG ASSOC	3.00% FEB 16,000,000	16,977,500	16,972,496
	GOVERNMENT NATIONAL MTG ASSOC	3.00% JAN 18,000,000	19,109,446	19,133,442
	HARBORVIEW MTG LOAN TR	VAR 25/FEB/2036 396,784	206,576	263,215
	INDUS(ECLIPSE)	VAR 25/JAN/2020 755,945	1,040,656	1,167,349
	INDYMAC INDA	FLT 25/NOV/2037 286,132	186,087	250,901
	MASTR ADJ RATE MTGS	VAR 25/JAN/2036 644,370	495,418	601,683
	MERRLL LYNCH/CNTRYWD COMM MTG TR	5.81% 12/JUN/2050 4,290,000	2,805,355	4,914,641
	MERRLL LYNCH/CNTRYWD COMM MTG TR	5.70% 12/SEP/2049 100,000	72,375	117,271
	MORGAN STANLEY CAPITAL I	VAR 11/JUN/2049 80,000	63,966	94,051
	MORGAN STANLEY MTG LOAN TR	VAR 25/JUL/2035 1,062,040	653,980	888,124
	MORGAN STANLEY MTG LOAN TR	VAR 25/JUN/2037 650,109	314,508	350,092
	MORGAN STANLEY MTG LOAN TR	4.215% 25/AUG/2034 344,923	179,013	324,825
	MORGAN STANLEY MTG LOAN TR	VAR 25/JUN/2036 1,475,766	1,192,834	1,459,015
	RALI SERIES	FLT 01/DEC/2035 1,696,410	959,623	1,199,905
	RALI SERIES	FLT 25/JUN/2046 240,708	200,220	109,831
	RBSGC MTG LOAN TR	VAR 25/JAN/2037 949,013	371,334	542,863
	STRUCTURED ADJ RATE MTG LOAN TR	VAR 25/MAY/2036 856,133	477,318	623,034
	STRUCTURED ADJ RATE MTG LOAN TR	VAR JAN/2035 834,598	522,619	791,872
	THORNBURG MTG SECURITIES TR	VAR 25/SEP/2037 336,665	337,507	344,620
	THORNBURG MTG SECURITIES TR	VAR 25/SEP/2037 680,064	533,079	696,133
	THORNBURG MTG TR	FLT 25/SEP/2037 706,097	537,603	703,524
	WACHOVIA BANK COMM MTG	4.94% 15/APR/2042 837,000	638,967	907,922
	WACHOVIA BANK COMM MTG	VAR 15/OCT/2048 100,000	71,019	114,706
	WELLS FARGO MTG BACKED SEC TR	VAR 25/OCT/2035 623,709	573,423	614,584
	WELLS FARGO MTG BACKED SEC TR	2.72% 25/OCT/2035 2,017,883	1,762,179	1,927,447
	WELLS FARGO MTG BACKED SEC TR	VAR 25/APR/2036 205,921	159,220	187,897
	TOTAL MORTGAGE-BACKED SECURITIES		117,337,572	124,799,833
DERIVATIVES RECEIVABLE:
	US 10 YR NOTE FUTR SHORT	VM EX: 03/19/2013 SIZE 100,000	—	26,132
	US 10 YR NOTE FUTR SHORT	FUTR SHORT EX: 03/19/2013	26,132	(26,132)
	US 10 YR NOTE FUTR LONG	VM EX: 03/19/2013 SIZE 100,000	—	(9,666)
	US 10 YR NOTE FUTR LONG	FUTR LONG EX: 03/19/2013	(9,666)	9,666
	90DAY EURO$ FUTR LONG	VM EX: 03/14/2016 SIZE 2,500	—	33,975
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 03/14/2016	33,975	(33,975)
	90DAY EURO$ FUTR LONG	VM EX: 09/14/2015 SIZE 2,500	—	17,834
	90DAY EURO$ FUTR LONG	FUTR LONG EX: 09/14/2015	17,834	(17,834)
	FWD CURRENCY CONTRACTS - AUD	AUD RATE 0.9637	—	550
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 2.0644	—	8,676
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 2.0955	—	482
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 2.1025	—	700
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 2.0940	—	1,240
	FWD CURRENCY CONTRACTS - BRL	BRL RATE 2.0891	—	2,529
	FWD CURRENCY CONTRACTS - CAD	CAD RATE 0.9973	—	34,667
	FWD CURRENCY CONTRACTS - CNY	CNY RATE 6.3826	—	177
	FWD CURRENCY CONTRACTS - EUR	EUR RATE 0.7585	—	96
	FWD CURRENCY CONTRACTS - MXN	MXN RATE 13.0970	—	6,779

THE JPMORGAN CHASE 401(k) SAVINGS PLAN PLAN NUMBER: 002 — EIN: 13/4994650 SCHEDULE OF ASSETS (HELD AT END OF YEAR) AT DECEMBER 31, 2012 (IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COST	CURRENT VALUE
DERIVATIVES RECEIVABLE (CONTINUED):
	FWD CURRENCY CONTRACTS - MXN	MXN RATE 13.1335	—	279
	FWD CURRENCY CONTRACT - SGD	SGD RATE 1.2227	—	4
	GENERAL MOTORS CO WTS	2,770 SHARES	—	34,597
	GENERAL MOTORS CO WTS	2,770 SHARES	—	54,015
	GREEN FIELD ENERGY WTS	1,275 SHARES	—	38,250
	NORTEK INC WTS	432 SHARES	—	5,616
	CDS - EMIABD	EX 03/20/2016 3,000,000	—	54,378
	CDS - TOL-FI	EX 12/20/2017 2,500,000	—	61,866
	CDS - QATAR	EX 03/20/2016 1,600,000	—	28,694
	CDS - QATAR	EX 03/20/2016 2,000,000	—	35,868
	CDS - JAPAN	EX 06/20/2016 2,500,000	—	42,582
	CDS - AIG	EX 12/20/2013 2,100,000	—	98,085
	CDS - AIG	EX 12/20/2013 1,150,000	—	53,713
	CDS - BRAZIL	EX 06/20/2015 600,000	—	5,889
	CDS - BRAZIL	EX 06/20/2015 1,200,000	—	11,778
	INFLATION SWAP - FCPIX EUR	EX 07/25/2016 1,500,000	—	428
	INFLATION SWAP - USC USCPI	EX 07/15/2022 3,200,000	—	95,973
	INFLATION SWAP - USC USCPI	EX 07/15/2022 4,800,000	—	143,977
	INFLATION SWAP - USC USCPI	EX 07/15/2017 10,700,000	—	127,154
	INFLATION SWAP - USC USCPI	EX 07/15/2017 6,600,000	—	78,432
	IRS - LIBOR	EX 12/19/2022 81,700,000	—	390,097
	IRS - LIBOR	EX 12/19/2022 3,700,000	—	17,667
	OIS - CDI	EX 01/02/2015 3,517,534	—	27,694
	IRS - LIBOR	EX 12/19/2042 8,800,000	—	496,925
	SWAPTION - SOP	PUT EX 09/21/2015 1	—	151,717
	SWAPTION - SOP	CALL EX 04/14/2014 1	—	43,647
	TOTAL DERIVATIVES RECEIVABLE		68,275	2,155,221
OTHER:
	SLH OPEN POSITION NET	155,861 SHARES	—	62,344
	CASH COLLATERAL/MM FD	1,293,000 UNITS	1,293,000	1,293,000
	BLKRCK DOMICILED/MM FD	12 SHARES	12	12
	REPO PARIBAS CORP	400,000 SHARES	400,000	400,000
	REPO BNP PARIBAS SEC'S CORP	4,700,000 SHARES	4,700,000	4,700,000
	TOTAL OTHER		6,393,012	6,455,356
	TOTAL INVESTMENTS		$14,099,458,794	$16,053,781,499

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2012
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
FOLLOWING ARE THE PURCHASES AND SALES OF NON EXCLUDED ASSETS:
NON-U.S. GOVERNMENT SECURITIES AND AGENCY SECURITIES:
	CANADA (GOVT OF)	1.500% 08/01/2015 800,000	$809,527	$804,439
	CANADA (GOVT OF)	1.500% 08/01/2015 400,000	404,764	404,923
	GERMANY (FED REPUBLIC)	04/15/2023 1,000,000	1,300,900	1,333,996
	U.S. OF AMER TREAS	VAR 11/22/2017 800,000	1,878,651	1,859,753
	U.S. OF AMER TREAS	VAR 11/22/2055 200,000	581,833	587,187
	U.S. OF AMER TREAS	0.375% 03/22/2062 650,000	1,192,067	1,212,048
	U.S. OF AMER TREAS	0.500% 03/22/2050 100,000	200,855	203,921
	U.S. OF AMER TREAS	0.625% 11/22/2042 400,000	819,311	832,038
DERIVATIVES:
	90DAY EURO$ FUTR FUT	EX 03/16/2015 SIZE 2,500	—	154,480
	EURO-BUND FUT	EX 06/07/2012 SIZE 100,000	—	(330,644)
	EURO-BUND FUT	EX 09/06/2012 SIZE 100,000	—	139,346
	S&P500 EMINI FUT	EX 03/16/2012 SIZE 50	—	519,732
	SWAPTION - SOP	CALL SCTY EX 03/11/2013 1	—	21,150
	SWAPTION - SOP	PUT SCTY EX 03/11/2013 1	—	41,150
	SWAPTION - SOP	CALL SCTY EX 03/11/2013 1	—	19,140
	SWAPTION - SOP	CALL SCTY EX 03/11/2013 1	—	19,140
	SWAPTION - SOP	EX 09/24/2012 1	(55,480)	(161,611)
	SWAPTION - SOP	EX 09/24/2012 1	(88,260)	—
	SWAPTION - SOP	CALL SCTY EX 12/28/2012 1	(57,400)	—
	SWAPTION - SOP	PUT SCTY EX 12/28/2012 1	(57,400)	—
	SWAPTION - SOP	CALL SCTY EX 12/28/2012 1	(69,673)	—
	SWAPTION - SOP	PUT SCTY EX 12/28/2012 1	(69,673)	—
	SWAPTION - SOP	PUT SCTY EX 12/28/2012 1	(3,840)	—
	SWAPTION - SOP	CALL SCTY EX 12/28/2012 1	(3,840)	—
	TYM2C	CALL SCTY 40988D6 EX 05/25/2012 100000	(7,700)	(15,220)
	TYM2P	PUT SCTY 40988D6 EX 05/25/2012 100000	(6,075)	—
	US 10YR NOTE (CBT) FUT	EX 12/19/2012 SIZE 100,000	—	22,467
	US 10YR NOTE (CBT) FUT	EX 12/19/2012 SIZE 100,000	—	655,381
	US 10YR NOTE FUT	EX 06/20/2012 SIZE 100,000	—	(436)
	US 10YR NOTE FUT	EX 09/19/2012 SIZE 100,000	—	(358,800)
	US 2YR NOTE (CBT) FUT	EX 12/31/2012 SIZE 200,000	—	434
	US 2YR NOTE (CBT) FUT	EX 09/28/2012 SIZE 200,000	—	(6,885)
	US LONG BOND(CBT) FUT	EX 03/21/2012 SIZE 100,000	—	16,052
SECURITIES SOLD SHORT:
	CASH COLL BARCLAYS CAPL	360,000 SHARES	(360,000)	(360,000)
	CASH COLL CITI CME	5,511,625 SHARES	(5,511,625)	(5,511,625)
	CASH COLL IDSA FBF USD	280,000 SHARES	(280,000)	(280,000)
	CASH COLL ISDA BOA USD	270,000 SHARES	(270,000)	(270,000)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2012
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	CASH COLL ISDA GST USD	570,000 SHARES	(570,000)	(570,000)
	CASH COLL ISDA UAG USD	550,000 SHARES	(550,000)	(550,000)
	CASH COLL TBA FOB USD	1,060,000 SHARES	(1,060,000)	(1,060,000)
	CASH COLL CME BARCLAYS	5,004,820 SHARES	(5,004,820)	(5,004,820)
	DOM MSTR FWD COLL	530,000 SHARES	(530,000)	(530,000)
	FEDERAL HOME LOAN MTG CORP	5.50% 07/15/2043 2,000,000	(2,174,375)	(2,174,688)
	FEDERAL HOME LOAN MTG CORP	5.50% 04/15/2043 1,000,000	(1,083,594)	(1,087,578)
	FEDERAL HOME LOAN MTG CORP	5.50% 08/15/2043 2,000,000	(2,174,375)	(2,177,344)
	FEDERAL HOME LOAN MTG CORP	5.50% 02/15/2043 1,000,000	(1,082,813)	(1,084,492)
	FEDERAL HOME LOAN MTG CORP	5.50% 06/15/2043 1,000,000	(1,088,438)	(1,087,734)
	FEDERAL HOME LOAN MTG CORP	5.50% 03/15/2043 1,000,000	(1,082,656)	(1,085,234)
	FEDERAL HOME LOAN MTG CORP	5.50% 05/15/2043 1,000,000	(1,085,938)	(1,089,102)
	FEDERAL HOME LOAN MTG CORP	5.50% 10/15/2043 1,000,000	(1,092,656)	(1,090,195)
	FEDERAL HOME LOAN MTG CORP	5.50% 09/15/2043 2,000,000	(2,179,063)	(2,181,953)
	FEDERAL NAT MTG ASSOC	5.00% 07/25/2043 26,200,000	(28,408,102)	(28,347,711)
	FEDERAL NAT MTG ASSOC	5.50% 07/01/2038 3,416,099	(3,744,966)	(3,745,433)
	FEDERAL NAT MTG ASSOC	5.50% 11/01/2038 1,583,901	(1,736,382)	(1,736,598)
	FEDERAL NAT MTG ASSOC	3.00% 03/25/2028 2,000,000	(2,078,281)	(2,079,141)
	FEDERAL NAT MTG ASSOC	5.00% 08/25/2043 18,200,000	(19,673,146)	(19,743,555)
	FEDERAL NAT MTG ASSOC	5.50% 07/25/2043 16,000,000	(17,446,250)	(17,476,250)
	FEDERAL NAT MTG ASSOC	5.50% 09/25/2043 16,000,000	(17,527,500)	(17,541,836)
	FEDERAL NAT MTG ASSOC	4.00% 02/25/2043 16,000,000	(16,764,063)	(16,779,688)
	FEDERAL NAT MTG ASSOC	5.00% 02/25/2043 32,000,000	(34,495,000)	(34,521,695)
	FEDERAL NAT MTG ASSOC	5.00% 06/25/2043 20,200,000	(21,914,734)	(21,924,484)
	FEDERAL NAT MTG ASSOC	5.00% 03/25/2043 20,200,000	(21,768,313)	(21,819,938)
	FEDERAL NAT MTG ASSOC	5.00% 05/25/2043 31,200,000	(33,584,969)	(33,780,469)
	FEDERAL NAT MTG ASSOC	5.00% 10/25/2043 17,000,000	(18,498,125)	(18,521,563)
	FEDERAL NAT MTG ASSOC	5.00% 09/25/2043 26,200,000	(28,529,414)	(28,531,691)
	FEDERAL NAT MTG ASSOC	5.00% 04/25/2043 32,200,000	(34,718,813)	(34,725,961)
	FEDERAL NAT MTG ASSOC	5.50% 02/25/2043 32,000,000	(34,775,000)	(34,777,813)
	FEDERAL NAT MTG ASSOC	5.50% 04/25/2043 16,000,000	(17,357,500)	(17,388,125)
	FEDERAL NAT MTG ASSOC	5.50% 08/25/2043 7,000,000	(7,642,852)	(7,672,656)
	FEDERAL NAT MTG ASSOC	5.50% 06/25/2043 16,000,000	(17,475,000)	(17,462,500)
	FEDERAL NAT MTG ASSOC	5.50% 03/25/2043 16,000,000	(17,358,438)	(17,389,375)
	FEDERAL NAT MTG ASSOC	5.50% 05/25/2043 16,000,000	(17,360,000)	(17,493,750)
	FEDERAL NAT MTG ASSOC	6.00% 08/25/2043 1,500,000	(1,649,297)	(1,652,871)
	FEDERAL NAT MTG ASSOC	6.00% 06/25/2043 1,500,000	(1,656,797)	(1,648,594)
	FEDERAL NAT MTG ASSOC	6.00% 03/25/2043 1,500,000	(1,643,281)	(1,645,781)
	FEDERAL NAT MTG ASSOC	6.00% 05/25/2043 1,500,000	(1,645,313)	(1,658,613)
	FEDERAL NAT MTG ASSOC	6.00% 10/25/2043 1,500,000	(1,653,984)	(1,657,441)
	FEDERAL NAT MTG ASSOC	6.00% 11/25/2043 500,000	(552,344)	(552,539)
	GOVERNMENT NAT MTG ASSOC	4.50% 09/15/2043 600,000	(659,063)	(655,781)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)
FOR THE YEAR ENDED DECEMBER 31, 2012
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4I)

(A)	(B)	(C)	(D)	(E)
	IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR, OR MATURITY VALUE	COSTS OF ACQUISITIONS	PROCEEDS OF DISPOSITION
SECURITIES SOLD SHORT (CONTINUED):
	GOVERNMENT NAT MTG ASSOC	4.50% 08/15/2043 600,000	(655,875)	(658,781)
	GOVERNMENT NAT MTG ASSOC	4.50% 02/15/2043 600,000	(655,875)	(654,656)
	GOVERNMENT NAT MTG ASSOC	4.50% 07/15/2043 600,000	(656,813)	(655,969)
	GOVERNMENT NAT MTG ASSOC	4.50% 06/15/2043 600,000	(655,219)	(657,352)
	GOVERNMENT NAT MTG ASSOC	4.50% 03/15/2043 600,000	(653,719)	(654,188)
	GOVERNMENT NAT MTG ASSOC	4.50% 10/15/2043 600,000	(655,969)	(659,063)

THE JPMORGAN CHASE 401(k) SAVINGS PLAN
PLAN NUMBER: 002 — EIN: 13/4994650
SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012
(IRS FORM 5500 — SCHEDULE H — PART IV — LINE 4J)

(A)	(B)	(C)	(D)	(F)	(G)	(H)	(I)
IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET (INCLUDE INTEREST RATE AND MATURITY IN CASE OF A LOAN)	PURCHASE PRICE	SELLING PRICE	EXPENSE INCURRED WITH TRANSACTION	COST OF ASSET	CURRENT VALUE OF ASSET ON TRANSACTION DATE	NET GAIN OR (LOSS)
SERIES OF TRANSACTIONS — SCHEDULE H, PART IV, LINE 4J
*	JPM CHASE & CO COM STOCK, 83 BUYS	VARIOUS		$212,593	$465,608,032	$465,395,439	$(212,593)
*	JPM CHASE & CO COM STOCK, 115 SELLS		VARIOUS	316,716	654,247,061	685,257,912	31,010,851
*	JPM U.S. GOV’T CAPITAL, 1,504 BUYS	1.00		—	3,463,497,706	3,463,497,706	—
*	JPM U.S. GOV’T CAPITAL, 1,765 SELLS		1.00	—	3,560,776,853	3,560,776,853	—

NOTE 1:
THE THRESHOLD FOR REPORTING TRANSACTIONS UNDER DEPARTMENT OF LABOR PROVISIONS IS FIVE PERCENT OF THE FAIR VALUE OF THE PLAN’S NET ASSETS AT THE BEGINNING OF THE YEAR OF $14,432,175,109. FIVE PERCENT OF THIS AMOUNT IS $721,608,755.

NOTE 2:	COLUMN ‘(E) LEASE RENTAL’ HAS BEEN OMITTED, AS THERE IS NO DATA TO REPORT IN THIS COLUMN.

*	PARTY-IN-INTEREST INVESTMENTS

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

The JPMorgan Chase 401(k) Savings Plan
(Registrant)

By:	/s/ Mark W. O'Donovan
Mark W. O'Donovan

Managing Director and Corporate Controller
(Principal Accounting Officer)

Date: June 26, 2013

THE JPMORGAN CHASE 401(k) SAVINGS PLAN

INDEX TO EXHIBIT
SEQUENTIALLY NUMBERED

Exhibit No.	Description of Exhibit	Page at which located

23	Consent of Independent Registered Public Accounting Firm	57